Exhibit 99.1

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL MEETING AND MANAGEMENT

INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS TO BE

HELD ON MAY 15, 2024

APRIL 1, 2024

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 15, 2024

NOTICE IS HEREBY GIVEN that the annual meeting of holders of voting common shares (the “NACG Shareholders”) of North American Construction Group Ltd. (the “Corporation”) will be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 15th day of May, 2024, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

•	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2023, and the auditor’s report thereon;

•	to elect the directors of the Corporation for the ensuing year;

•	to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein;

•	to reappoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and

•	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Circular”). Capitalized terms used in this notice of annual and special meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Circular.

The Circular and a form of proxy accompany this notice.

NACG Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (ii) by hand delivery to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 13, 2024, and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Acheson, Alberta, this 1st day of April, 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN CONSTRUCTION GROUP LTD.

/S/ Joseph Lambert
President & Chief Executive Officer

SOLICITATION OF PROXIES

This management information circular (the “Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Construction Group Ltd. (the “Corporation”, “NACG”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NACG Shareholders”) to be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 15th day of May, 2024, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting dated April 1, 2024 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Circular will be mailed to NACG Shareholders commencing on or about April 18, 2024. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

RECORD DATE

The record date (the “Record Date”) for determining which NACG Shareholders shall be entitled to receive notice of and to vote at the Meeting is April 4, 2024. Only NACG Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NACG Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NACG. Every NACG Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NACG Shareholder desiring to appoint some other person (who need not be a shareholder of NACG) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the

Management Information Circular April 1, 2024	1	North American Construction Group Ltd.

Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 13, 2024 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NACG Shareholder or its attorney duly authorized in writing or, if a NACG Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NACG Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NACG Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NACG Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly arise before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NACG Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NACG Shareholder or by his, her or its attorney authorized in writing or, if the NACG Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NACG Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NACG Shareholders, as a substantial number of NACG Shareholders do not hold voting common shares of the Corporation (“NACG Common Shares”) in their own name, and thus are considered non-registered shareholders. NACG Shareholders who do not hold their NACG Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NACG Shareholders whose names appear on the records of the Corporation as the registered holders of NACG Common Shares can be recognized and acted upon at the Meeting. If NACG Common Shares are listed in an account statement provided to a NACG Shareholder by a broker, then, in almost all cases, those NACG Common Shares will not be registered in the NACG Shareholder’s name on the records of the Corporation. Such NACG Common Shares will more likely be registered under the name of the NACG Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NACG Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NACG Common Shares.

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Beneficial Shareholders should ensure that instructions respecting the voting of their NACG Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NACG Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NACG Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NACG Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NACG Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NACG Common Shares and an unlimited number of non-voting common shares. None of the Corporation’s shares have par value. As at March 26, 2024, there were a total of 27,827,282 NACG Common Shares outstanding and no non-voting common shares outstanding. Each NACG Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, as of March 26, 2024, the following are the only individuals or entities that beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NACG Common Shares:

Name of Beneficial Owner	Number of NACG Common Shares	Percentage of Outstanding NACG common shares
Mawer Investment Management Ltd.	2,899,707	10.4%

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NACG Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NACG Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NACG Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NACG Shareholders as of the Record Date has been used to deliver to NACG Shareholders the Notice of Meeting and this Circular as well as to determine the NACG Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2023, together with the auditor’s report thereon, copies of which are contained in the Corporation’s annual report, will be

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presented to the NACG Shareholders at the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Corporation presently consists of eight directors. All current directors have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at eight.

All of the nominees below are now directors of the Corporation and have been directors since the dates indicated. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013, which was most recently revised on June 8, 2022. The current Policy confirms that the majority voting requirements set out in the Canada Business Corporations Act apply to election of the Corporation’s directors. In particular: (a) separate votes of shareholders shall be taken with respect to each candidate nominated for director; (b) shareholders shall be entitled to vote “for” or “against” each candidate nominated for director; and (c) each candidate nominated for director shall be elected only if the number of votes cast “for” that person represents a majority of the votes collectively cast “for” and “against” that person by the shareholders who are present in person or represented by proxy.

The following table and the notes thereto state, as of March 26, 2024, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the age of each nominee; (iii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iv) where applicable, the current position of each nominee with the Corporation (other than that of director); (v) the present status of each nominee as an independent or non-independent director; (vi) the committees upon which each nominee presently serves; (vii) the present principal occupation, business or employment of each nominee; (viii) the number of NACG Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (ix) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2023, if applicable.

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Martin R. Ferron Houston, TX, USA 67 Years Old

Martin R. Ferron is presently the Chair of the Board of the Corporation, was, until December 31, 2021, the Executive Chair of the Board, and was, until December 31, 2020, the Chief Executive Officer of the Corporation. He originally joined the Corporation as President and Chief Executive Officer and as a member of the Board on June 7, 2012. He was appointed Chairman of the Board on October 31, 2017. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc., a NYSE-listed international energy services company. Prior to joining Helix, Mr. Ferron held a variety of senior executive positions for several oil service and construction companies in Europe and Africa. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.

Director Since: June 7, 2012	Number of Securities Held[1]

Chair of the Board	Common Shares	DSUs	Value at Risk[2]

Non-Independent Director	2,166,118	230,476	$71,801,956

Meets share ownership guidelines

Committee Membership and Meeting Attendance Record

	Board		16 of 16
	Operations		5 of 5

1 Mr. Ferron’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

2 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 26, 2024, in Canadian Dollars.

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Dr. Vanessa A. Guthrie, AO Tintenbar, NSW, Australia 63 Years Old

Dr. Vanessa Guthrie, AO, is an experienced Non-Executive Director with an executive career spanning thirty years in the resources sector, in a variety of diverse minerals and energy resources. She is is Non-Executive Director of ASX-listed companies Santos Ltd, Lynas Rare Earths Ltd and Orica Limited. Vanessa is also Chancellor of Curtin University and a Director of Cricket Australia. She has qualifications in geology, environment, law, and business management including a PhD in Geology. She was awarded an Honorary Doctor of Science from Curtin University in 2017 for her contribution to sustainability, innovation, and policy leadership in the resources industry. She is a Fellow of the Australian Institute of Company Directors (AICD) the Australian Academy of Technological Sciences and Engineering (ATSE) and the Australasian Institute of Mining and Metallurgy (AusIMM). Her contribution to the mining industry has been recognised globally, and in 2021 she was awarded an Officer in the Order of Australia for distinguished service to the minerals and resources sector, and as a role model for women in business.

Director Since: March 1, 2024	Number of Securities Held

Independent Director On track to meet share ownership guidelines	Common Shares	DSUs[1]	Value at Risk
	nil	nil	nil

Committee Membership and Meeting Attendance Record

Not a member of the Board in 2023

1 Having been appointed March 1, 2024, no DSUs have yet been issued to Dr. Guthrie.

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Joseph C. Lambert Edmonton, AB, Canada 59 Years Old

Joseph C. Lambert became Chief Executive Officer of the Corporation on January 1, 2021. He had previously been appointed President on October 31, 2017, while also retaining his role as Chief Operating Officer which role he had held since June 1, 2013. Mr. Lambert originally joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. He was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012. Mr. Lambert has over three decades of North American and Australian experience in mining and heavy civil construction industries as both producer/owner and contract service provider. He holds a B. Sc. in Mining Engineering from the South Dakota School of Mines and Technology, a First Class Mine Manager’s Certificate of Competency from the Department of Minerals and Energy Western Australia and completed the Director Education Program through the University of Toronto - Rotman School of Management.

Director Since: January 1, 2021	Number of Securities Held[1]

President & CEO	Common Shares	DSUs	Value at Risk[2]

Non-Independent Director	324,423	88,854	$12,381,779

Meets share ownership guidelines

Committee Membership and Meeting Attendance Record

	Board		16 of 16

1 Mr. Lambert’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

2 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 26, 2024, in Canadian Dollars.

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Bryan D. Pinney Calgary, AB, Canada 71 Years Old

Bryan D. Pinney was appointed as the Corporation’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. He served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of its Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past Chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He currently serves on the board of TransAlta Corporation, where he is chair of the Audit, Finance & Risk Committee and a member of the Human Resources and Compensation Committee, and on the board of SNDL, Inc., where he is Chair of the audit committee and a member of the governance and compensation committees. He is also a director of a private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Director Since: May 13, 2015	Number of Securities Held

Lead Director	Common Shares	DSUs	Value at Risk[1]

Independent Director	20,000	173,152	$5,786,834

Meets Share ownership guidelines

Committee Membership and Meeting Attendance Record

	Board		16 of 16
	Audit (Chair)		4 of 4
	Governance and Sustainability		7 of 7
	Human Resources and Compensation		6 of 6

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 26, 2024, in Canadian Dollars.

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John J. Pollesel Sudbury, ON, Canada 60 Years Old

John J. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Mr. Pollesel has more than 30 years of experience in the mining industry. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning was Chief Executive officer for the Morris Group of Companies. In his previous role as Chief Operating Officer for Vale’s North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corporation and numerous not-for-profit organizations. He presently chairs the board of Electra Battery Materials Corporation, which is listed on the TSX-V, OTC exchanges, and formerly served on the board of Noront Resources Ltd., a TSX-V listed company, until its sale in 2022. He also serves on the audit, governance and EHS committees of Electra and formerly served on the same committees for Noront. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

Director Since: November 23, 2017	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets Share ownership guidelines	Nil	55,488	$1,662,420

Committee Membership and Meeting Attendance Record

	Board		15 of 16
	Audit		4 of 4
	Operations (Chair)		5 of 5

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 26, 2024, in Canadian Dollars.

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Maryse C. Saint-Laurent Calgary, AB, Canada 64 Years Old

Maryse C. Saint-Laurent is an accomplished executive and corporate director with over 25 years’ experience as a business-oriented corporate, transactional and securities lawyer in the energy, power, and mining sectors. She has led several M&A and multi-faceted financing transactions and has a strong governance background. Ms. Saint-Laurent also possesses several years’ experience in human resources, compensation and benefits/pension management. Ms. Saint-Laurent is a member of the board of ATB Financial and until most recently she served on the board of Turquoise Hill Resources Ltd., where she served as Chair of the Special Committee, Chair of the Compensation Committee, Chair of the Governance and Sustainability Committee and as a member of the Audit Committee. She also served on the board of Pretivm Resources Inc., as a member of both the Human Resources and the Governance and Nominating Committees, the Alberta Securities Commission, where she served as Chair of the Compensation Committee and Guyana Goldfields where she served as Chair of the Compensation Committee and a member of the Audit Committee. Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, an LL.B., BA and Certification in Human Resources and Indigenous Canada from the University of Alberta, her ICD.D designation as well as her GCB.D designation.

Director Since: August 6, 2019	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets share ownership guidelines	Nil	28,676	$859,133

Committee Membership and Meeting Attendance Record

	Board		16 of 16
	Human Resources and Compensation		6 of 6
	Governance and Sustainability (Chair)		7 of 7

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 26, 2024, in Canadian Dollars.

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Thomas P. Stan Calgary, AB, Canada 66 Years Old

Thomas P. Stan has broad-based senior executive experience in the E&P, oilfield services and investment banking industries. In 2012 he founded Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan, where he remained as President and CEO until September of 2019. Previous to founding Corval, Mr. Stan held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, served as President and CEO of Phoenix Energy Ltd. and of Sound Energy Trust, and also served as Chair and CEO of Total Energy Services Ltd. Mr. Stan began his career at Hess Corporation, and subsequently Petro Canada after it acquired Hess, where he spent 16 years working his way into more senior executive positions, including Vice President, Corporate Planning and Vice President, Corporate Development. Mr. Stan has served on the boards of directors of Sure Energy Ltd., Total Energy Services Ltd., Chair Energy Ltd. and Marble Point, a private company that became Teine Energy. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

Director Since: July 14, 2016	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets share ownership guidelines	Nil	61,140	$1,831,754

Committee Membership and Meeting Attendance Record

	Board		16 of 16
	Human Resources and Compensation (Chair)		6 of 6
	Operations		5 of 5

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 26, 2024, in Canadian Dollars.

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Kristina E. Williams Edmonton, AB, Canada 47 Years Old

Kristina E. Williams is currently the President and CEO of Alberta Enterprise Corporation, which is responsible for overseeing management of the Alberta Enterprise Fund, a fund established by the government of Alberta in 2009 to attract venture capital to Alberta and to invest in venture capital funds that invest in Alberta technology. The fund currently has thirty-three investments with an underlying portfolio of more than 600 technology companies. Previously, Ms. Williams held the position of Vice President of Marketing and Sales for Natraceutical Canada Inc. and the position of Administrative Director with Xenerate AB, a Swedish biotechnology company. Ms. Williams was born in Sweden and received a Master of Laws from Uppsala University, where she also served as COO and Vice Chair of the Board of Norrlands Nation, the largest student society at Uppsala. She is currently vice-chair of the board of governors of the Northern Alberta Institute of Technology (NAIT) and was formerly a board member of Alcanna Inc. She is also on the Alberta Securities Commission New Economy Advisory Committee and serves as Swedish honorary Consul for Edmonton and Northern Alberta. In addition to her LL.M., Ms. Williams holds an MBA from the University of Alberta as well as her ICD.D designation.

Director Since: August 6, 2019	Number of Securities Held

Independent Director	Common Shares	DSUs	Value at Risk[1]

Meets share ownership guidelines	Nil	27,487	$823,511

Committee Membership and Meeting Attendance Record

	Board		16 of 16
	Audit		4 of 4
	Governance and Sustainability		7 of 7

1 Calculated as the aggregate number of common shares and DSUs held, multiplied by the closing price of the Corporation’s shares on the TSX on March 26, 2024, in Canadian Dollars.

Management Information Circular April 1, 2024	12	North American Construction Group Ltd.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

John Pollesel is a director of Electra Battery Minerals Corporation, which was formerly known as First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017, that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be voted “AGAINST” the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.

2.	Advisory Vote on Executive Compensation

The Corporation’s compensation policies and procedures are based on the principle of pay for performance. The Board of Directors believes they align the interests of the Corporation’s executive team with the long-term interests of NACG Shareholders. The Board also believes that NACG Shareholders should have the opportunity to fully understand the objectives, philosophy and principles used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. This non-binding advisory vote, commonly known as “Say-on-Pay”, gives each NACG Shareholder an opportunity to either endorse or not endorse the Corporation’s approach to its executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders of North American Construction Group Ltd. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2024 annual meeting of shareholders of the Corporation.”

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the Meeting.

The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the NACG Shareholders for the Board’s compensation decisions by giving NACG Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years. While NACG Shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by NACG Shareholders.

As this is an advisory vote, the results will not be binding on the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with NACG Shareholders on compensation and related matters. The Corporation will disclose the results of the Say-on-Pay vote as a part of its report on voting results for the Meeting.

In the event that a significant number of Shareholders oppose the resolution, the Chair of the Board, Chair of the Human Resources and Compensation Committee and the Lead Director will oversee a consultation process with NACG Shareholders, particularly those who are known to have voted against it, in order to better understand their concerns. The Human Resources and Compensation Committee will review the Corporation’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Lead Director to discuss their specific concerns. Such discussion may be initiated by a Shareholder by sending an e-mail requesting the same to the Corporation’s Investor Relations department at IR@nacg.ca.

Following the review by the Human Resources and Compensation Committee, the Corporation will disclose to Shareholders a summary of the significant comments relating to compensation received from Shareholders in the process, a description of the process undertaken and a description of any resulting changes to executive compensation or why no changes will be made. The Corporation will provide this disclosure within six months of the Say-on-Pay vote, and no later than in the management information circular for its next annual meeting.

Management Information Circular April 1, 2024	13	North American Construction Group Ltd.

The Board recognizes that Say-on-Pay is an evolving area and will review this policy annually to ensure that it is effective in achieving its objectives.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the Corporation’s approach to executive compensation as described in the “Compensation Discussion and Analysis” portion of this Circular.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the above resolution with respect to approval of the Corporations’ approach to executive compensation, the persons named in the enclosed form of Proxy intend to vote for the above resolution with respect to approval of the Corporations’ approach to executive compensation.

3.	Appointment of Independent Auditors and Authorization of Directors to Fix Remuneration

At the Meeting, NACG Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2024, and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless an NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

4.	Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Management Information Circular April 1, 2024	14	North American Construction Group Ltd.

COMPENSATION DISCUSSION AND ANALYSIS

2023 Named Executive Officers

The below discussion of executive compensation focuses on the compensation of the following executive team members for the year ended December 31, 2023, who are our “named executive officers” or “NEOs” for purposes of this compensation disclosure:

Named Executive Officer	Position in 2023

Joseph C. Lambert	President and Chief Executive Officer

Jason W. Veenstra	Chief Financial Officer[1]

Barry W. Palmer	Chief Operating Officer

Jordan A. Slator	Chief Legal Officer[1]

David G. Kallay	Chief Human Resources Officer[1]

1 Effective November 15, 2023, the titles of these executive team members were updated, representing a change in designation only, with no alteration in their respective responsibilities.

Executive Compensation Philosophy

Our executive compensation philosophy is guided by five fundamental principles – alignment with shareholder interests, pay for performance, transparent disclosure, shareholder say on pay and market competitive compensation:

Alignment with Shareholder Interests

It is in the Corporation’s best interest to meet or exceed shareholder expectations and to ensure continued access to capital on favorable terms. Accordingly, the pay “at-risk” or variable pay plans (Short-Term Incentive Plan (“STIP”) and Long-Term Incentive Plan (“LTIP”)) were designed to align the interests of the Corporation’s executives with shareholder interests.

Pay for Performance

The Corporation believes that executive compensation should be strongly correlated to the financial and safety performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual STIP, which rewards executives for the achievement of key financial, safety and other individual objectives in the more immediate term, as well as the LTIP, which rewards executives for the overall financial success of the Corporation over the longer term.

Transparent Disclosure

The Corporation is committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.

Shareholder Say on Pay

The Human Resources and Compensation Committee (“HRCC”) and the Board review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. Our first shareholder “Say on Pay” vote was conducted in May 2020 and established the framework for conducting an annual non-binding advisory vote by shareholders on executive compensation.

Market Competitive Compensation

The Corporation has adopted a market-competitive executive total compensation package. It is the goal of the Corporation to attract and retain talented executives who are capable and motivated to execute the financial and business objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent.

Management Information Circular April 1, 2024	15	North American Construction Group Ltd.

Components of 2023 Executive Compensation

The following table summarizes the various components of compensation that NEOs were eligible to receive for 2023:

Component	Description	Time Frame
Base Salary	Salaries are based on the executive’s level of responsibility, skills and experience and the current market value of the position. Base salary adjustments are considered annually.	Annual market reviews and adjustments
Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s achievement of financial and safety performance in the fiscal year as compared to targets set by the Board. While the CEO’s STIP is based entirely on the Corporation’s achievement of targets, STIP for the other NEO’s includes an element of individual achievement. The value of each STIP target payout to an NEO is a fixed percentage of that NEO’s annual base salary, which percentage varies by position.

Annual performance

Payouts range from zero to a maximum of 1.5 times an NEO’s individual target annual bonus (2.0 times for the CEO), based on level of achievement.

The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of deferred share units (DSUs).
Long-Term Incentive Plan (“LTIP”)

LTIP grants are made through two vehicles: (1) performance share units (PSUs) and (2) restricted share units (RSUs). Each LTIP grant is awarded 60% as PSUs and 40% as RSUs. The value of each LTIP grant to an NEO is a fixed percentage of that NEO’s annual base salary, which percentage varies by position.

Three-year performance cycle

Awards are equity-settled by the transfer of shares purchased by an arm’s length trust established for this purpose.
Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans (“RRSPs”) to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan (“Group Investment Account”).

Paid semi-monthly with base salary
Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.	Monthly premiums
Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an optional annual medical examination and a discretionary health care spending account.

Monthly, as incurred

Base Salary

Base salaries for the NEOs are reviewed each year by the HRCC. The HRCC may make adjustments to an NEO’s salary as a result of a change in the NEO’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s department(s), during the previous year. In reviewing the base salaries of the NEO’s, the HRCC also considers comparator group compensation studies provided by third party compensation consultants, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market. Any changes to CEO base salary must be approved by the Board. Changes to base salaries for other NEO’s must be approved by the HRCC.

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The following table sets out the base salaries of the NEO’s as at December 31, 2023:

NEO	December 31, 2023 Base Salary ($)	December 31, 2022 Base Salary ($)	% change

Joseph C. Lambert	600,000	570,000	5.3%

Jason W. Veenstra	340,000	320,000	6.3%

Barry W. Palmer	370,000	350,000	5.7%

Jordan A. Slator	290,000	265,000	9.4%

David G. Kallay	290,000	265,000	9.4%

Following an analysis from Mercer (Canada) Ltd., at the recommendation of the Human Resources and Compensation Committee (HRCC), the board approved the above increases effective January 1, 2023, Named Executive Officer (“NEO”) salaries were increased. NEO salaries had not been adjusted since January 2021. These adjustments reflected the evolving market landscape and the value of the executive team’s contributions.

Short-Term Incentive Plan (“STIP”)

STIP is the primary performance-based pay vehicle the Corporation uses to reward executives for their contributions to strong financial and safety performance in a fiscal year. Its purpose is to motivate executives to meet or exceed the Corporation’s annual financial and safety targets and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

The graphic below displays the method by which STIP is calculated for NEO’s other than the CEO. The method for the CEO does not include an Individual Performance factor, as the CEO’s individual performance is seen as 100% correlated to corporate performance.

•

DEFINITIONS: The terms “Bonus EBIT” and “Bonus EBITDA” refer to Adjusted EBIT and Adjusted EBITDA subject to adjustments approved by the HRCC that remove elements of those metrics that do not relate to management performance. “Adjusted EBIT” is defined as adjusted consolidated net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures. “Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization. Both Adjusted EBIT and Adjusted EBITDA are Non-GAAP financial measures. “TRIF” is total recordable injury frequency rate. “SIFp” is serious injury or fatal potential frequency rate.

Management Information Circular April 1, 2024	17	North American Construction Group Ltd.

The following describes the basic terms of the STIP:

Participants	Salaried employees active on the payment date.

Vesting	The participant must be employed by the Corporation at the time of payout or award is forfeited.

Performance Cycle	12 months

Performance Threshold	75% of the financial goals must be achieved to trigger any STIP payment.

Performance Measures	CORPORATE PERFORMANCE (50% weight) (100% for the CEO)
Financial (90% weight of Corporate Performance)

The Corporation’s financial targets for the business are determined by the Board annually. Targets are set based on prior financial performance and forecasted performance based on projected market conditions.

Safety (10% weight of Corporate Performance)
The Corporation’s safety targets for the business are approved annually by the Board. Targets are based on industry-standard metrics and prior year performance achievements.
INDIVIDUAL PERFORMANCE (50% weight) (0% for the CEO)

Individual goals in alignment with the Corporate strategy are cascaded to the
Executive team. Corporate strategic goals and objectives are established which drive the business forward. They are set annually and reviewed and approved by the Board. Individual performance weighting is constrained by Corporate
Performance (i.e. the maximum 50% weighting can only be achieved with 100%
Corporate Performance).

Payout Timing	Paid in the following year once performance measures have been assessed.

Payout Range	Payment range for the CEO is 0 - 2.0x, based on a STIP payout curve approved by the Board.
Payment range for each of the other NEOs is 0 - 1.5x, based on a STIP payout curve approved by the Board.

There is no STIP payout if financial performance is below 75% of target.
Maximum Awards may only be achieved when financial performance exceeds
125% of target performance and safety targets are 100% achieved.

Payout	Paid following the end of the fiscal year based on audited financial statements and determination of final safety metrics.

The NEOs may elect to take up to 50% of their annual STIP in the form of DSUs, which payout upon departure from the Corporation.

Change of Control	CEO: 2.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: No payment triggered. See below for details.

Termination Without Cause	CEO: 1.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: Receive 90% of their pro-rated STIP. See below for details.

Management Information Circular April 1, 2024	18	North American Construction Group Ltd.

Financial Weighting

For 2023, the Corporation used Adjusted EBIT and Adjusted EBITDA as the financial metrics under the STIP because the Corporation considers them good indicators of overall corporate performance. Under the STIP, the HRCC may make recommendations to the Board regarding adjustments to Adjusted EBIT and Adjusted EBITDA, thus defining “Bonus EBIT” and “Bonus EBITDA”, to eliminate factors not considered to be related to the performance of management.

Safety Weighting

Health and safety is a key priority for the Corporation and so it has incorporated safety metrics into the STIP. For 2023, the Corporation used an equal weighting of Total Recordable Injury Rate (“TRIR”) and Serious Injury or Fatality Potential Rate (“SIFp”) as the safety metric. The TRIR is an industry and nationally-recognized standard safety measure that is in line with our clients’ measurement standards for safety on mining construction sites. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked. The calculation for TRIR is the number of recordable cases multiplied by 200,000, divided by the total number of hours worked by all employees during the year.

Similarly, the SIFp is a measure designed to evaluate the potential for serious injuries or fatalities within the workplace. It focuses on identifying and quantifying incidents that, under slightly different circumstances, could have resulted in a serious injury or fatality. The SIFp calculation involves the number of incidents with serious injury or fatality potential multiplied by 200,000, divided by the total number of hours worked by all employees during the year. This metric helps the Corporation proactively manage and mitigate high-risk situations, ensuring alignment with industry best practices for safety management.

STIP Targets

The Board approves both the financial and safety targets annually. These targets are intended to be stretch targets. The Board approved the Bonus EBIT and Bonus EBITDA targets for the year ending December 31, 2023, after taking into account the results from 2022, as well as the budget and business strategy for 2023. The Board also approved the TRIR and SIFp targets for the year ending December 31, 2023, considering the results from 2022 and the areas of focus and business plans for 2023 and onward.

STIP Awards

The HRCC makes an annual recommendation to the Board regarding the STIP award for the CEO on the basis of the Corporation’s Bonus EBIT, Bonus EBITDA and safety performance. The Board makes the final determination of the CEO’s STIP award based on the HRCC’s recommendation. The CEO makes an annual recommendation to the HRCC with respect to the STIP award for the other NEO’s after consideration and assessment of the individual achievements of the other NEO’s. The HRCC makes the final determination of the STIP awards for the other NEOs, based upon the CEO’s recommendation and the same corporate performance criteria as are applied to the CEO.

The following table sets out the STIP target, maximum STIP award and actual STIP award for the year ended December 31, 2023:

NEO	CY2023 STIP Target as Percentage of Base Salary (%)	STIP Target (a)	Maximum STIP Award(b)		Actual CY2023 STIP Award

Joseph C. Lambert	100%	$600,000	2.0x	$1,200,000	$696,000

Jason W. Veenstra	100%	$340,000	1.5x	$510,000	$394,400

Barry W. Palmer	100%	$370,000	1.5x	$555,000	$429,200

Jordan A. Slator	70%	$203,000	1.5x	$304,500	$235,480

David G. Kallay	70%	$203,000	1.5x	$304,500	$235,480

(a) STIP Target is determined as follows: Base Salary from January 1, 2023 to December 31, 2023, multiplied by CY2023 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the calendar year and the number of eligible calendar days in the period.

(b) The Maximum STIP Award is based on two times (2x) the base salary earned for the period for Mr. Lambert, and one and one-half times (1.5x) the base salary earned for the period for all other NEOs.

Management Information Circular April 1, 2024	19	North American Construction Group Ltd.

STIP Settlement

STIP is paid in cash following the end of the fiscal year based on audited financial statements and determination of final safety metrics. The NEOs may, however, elect to take up to 50% of their annual STIP in the form of DSUs.

Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate NEOs to achieve and increase mid and long-term Corporate performance, which will grow the value of the Corporation over the long term and generate greater returns for shareholders. Under the LTIP, incentives are awarded to NEOs 60% in the form of Performance Share Units (“PSUs”), which for the purpose of the LTIP are RSUs with performance criteria, and 40% in the form of Restricted Share Units (“RSUs”).

The following describes the basic terms of RSUs and PSUs:

Participants	Management Employees active on the grant date.
Vesting/Maturity	“Cliff-vest” or mature three years from the date of grant. Subject to limited exceptions, the participant must be employed by the Corporation at the time of vesting or award is forfeited.
Performance Cycle	Three years from the grant date.
Performance Measure	RSU settlement is based on the market value of a common share as of the maturity date.
PSU settlement is based on the market value of a common share as of the maturity date as modified by a performance factor determined by the Board as at the time of original issuance of the PSU.
PSU participants may receive 0% to 200% of their target grant, based on the applicable performance factor.

Performance factor for PSU grants prior to 2023 was total shareholder return (“TSR”) as compared to a peer comparator group approved by the Board. Beginning in 2023, performance factor for PSU grants is based equally on four criteria: (a) TSR as compared to a peer comparator group approved by the Board; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. The first criterion is calculated based on market values, including dividends. The other criteria are based on 3-year targets approved by the Board.

Settlement Timing	Settled within 90 days following Maturity Date and in any event no later than December 31 of the year in which the Maturity Date occurs.
Equity Settlement	Settled with shares purchased on the open market by an arm’s length trust established for such purpose.
Change of Control	Become earned. See below for details.
Termination	Become forfeited. See below for details.

Under the LTIP, an RSU and/or a PSU is a right granted to a participant to receive, at the Corporation’s option, either a Common Share of the Corporation or a cash payment equivalent to the fair market value of a Common Share of the Corporation as at the maturity date. RSUs mature on the third anniversary of the grant date. Subject to performance criteria, PSUs also mature on the third anniversary of their grant date. If any dividends are paid on the NACG Common shares, additional RSUs or PSUs are credited to the participant to reflect such dividends.

The LTIP provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not determined to be “earned RSUs” are immediately forfeited unless otherwise permitted under a participant’s employment agreement. In the event of the disability of a participant, or the retirement of a participant that is approved by the Compensation Committee as a “qualified retirement”, all earned RSUs will be redeemed within 30 days of the maturity date and any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant’s

Management Information Circular April 1, 2024	20	North American Construction Group Ltd.

death, or in the case of PSUs, will be settled following receipt of the results required to measure the performance criteria. Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

Upon a Change of Control, all outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value oft he earned RSUs will be fixed at the date of Change of Control and final payment deferred until the end of the maximum term (3 years) of the RSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated by the Participant for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement (Refer to Termination Chart herein). In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

LTIP Targets

In response to the majority support for our 2022 ‘say on pay’ resolution, the Board, after consulting shareholders and following advice from Mercer (Canada) Limited, revised our PSU performance metrics to include a balanced mix of TSR, adjusted EBIT, free cash flow, and adjusted return on invested capital. In 2023, we maintained this approach.

As with prior grants, the TSR performance metric continues to be calculated based on market values over the three-year term of the PSU’s, including dividends, relative to a benchmark group. The Board made no changes to the benchmark group for the 2023 PSU grants, which is as follows:

2023 NACG TSR Comparator Group
Aecon Group Inc.
Badger Infrastructure Solutions Ltd.
Bird Construction Inc.
Granite Construction Incorporated
Mullen Group Ltd.
Sterling Construction Company, Inc.
S&P/TSX Small Cap Index: Materials subset
S&P/TSX Small Cap Index: Industrials subset
S&P/TSX Small Cap Index: Energy subset

For 2023 grants, the performance targets and payouts for TSR in relation to the comparator group, to be determined over their three-year term, are as follows:

NACG TSR Percentile Rank relative to the Group	% of PSU Target Earned
At or above 90th Percentile (Maximum)	200%

75th Percentile (Stretch)	150%

50th Percentile (Target)	100%

25th Percentile (Threshold)	25%

The three absolute PSU performance metrics are based on 3-year targets approved by the Board. All three of these metrics (adjusted earnings before interest and taxes “Adjusted EBIT”, free cash flow and adjusted return on invested capital) are non-GAAP financial measures. Adjusted EBIT is defined as adjusted net earnings before the effects of interest expense and income taxes. Free cash flow is defined as cash from operations less cash used in investing activities including purchases funded by equipment leases but excluding cash used for acquisitions and growth capital. Adjusted return on invested capital is defined as Adjusted EBIT less tax divided by average invested capital (net debt + shareholder’s equity). See the discussion of non-GAAP financial measures in our most recent MD&A for further details.

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PSU Performance Metrics for 2023 Awards

Metric	Weight	Performance Period
Relative TSR	25%	Measured 3-year point-to-point (from July to June) against TSR comparator group
Adjusted EBIT	25%	Measured 3-year performance from January preceding July grant date to December preceding June vest date (e.g., FY2023-FY2025 for July 2023 grant)
Free Cash Flow	25%
Return On Invested Capital	25%

LTIP Awards

The following tables outline the LTIP target values and actual LTIP awards for the NEOs for the year ended December 31, 2023:

NEO	Annual LTIP Value at Target (% of base salary)	% as RSUs	RSUs Granted July 1, 2023	% as PSUs	PSUs Granted July 1, 2023
Joseph C. Lambert	250%	40%	23,412	60%	35,118

Jason W. Veenstra	150%	40%	7,960	60%	11,940

Barry W. Palmer	150%	40%	8,663	60%	12,994

Jordan A. Slator	100%	40%	4,527	60%	6,790

David G. Kallay	100%	40%	4,527	60%	6,790

Following a detailed review by Mercer (Canada) Ltd. and subsequent approval by the Board, upon recommendation of the Human Resources and Compensation Committee (HRCC), effective January 1, 2023, Long-Term Incentive Plan (LTIP) targets were revised. The CEO’s LTIP target increased from 175% to 250% of base salary, with CFO and COO targets moving from 100% to 150%, and Chief Legal Officer and Chief Human Resources Officer from 70% to 100%. These changes, aligning compensation with market and industry peers, aim to bolster the total at-risk compensation, directly connecting executive rewards with the company’s performance.

LTIP Settlement

Since 2014, the Corporation has elected to settle both RSUs and PSUs in shares. Such shares have been acquired in open-market purchases by an arm’s-length trust established by the Corporation in June of 2014 for such purpose. As at December 31, 2023, the trust held 1,090,187 shares. Shares held by the trust are accounted for as treasury shares in the Corporation’s financial statements.

Retirement Arrangements

The Corporation does not have a pension plan. For the year ended December 31, 2023, the Corporation remitted a total of $189,003.23 for retirement and Non-Registered Savings Plans (Group Investment Accounts) for the NEOs.

Benefit Plans

The Corporation provides NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance and reimbursement for fuel purchases, reimbursement for annual dues at a local health or sports club, an annual medical examination, a discretionary health care spending account and smart phone allowance.

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Core Comparator Group

The HRCC reviews and approves a core comparator group as a reference in establishing the NEOs’ target pay. This group differs somewhat from the TSR comparator group discussed above, as the factors used in assessing competitive compensation for the NEO’s are somewhat different than the factors used in assessing Corporate financial performance. For the compensation comparator group, the Board chooses companies that meet the following criteria:

(a)	compete with NACG for customers and revenue;

(b)	compete with NACG for executive talent, particularly in the Alberta labour market;

(c)	compete with NACG for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and energy services;

(e)	are of comparable size, in terms of revenue, assets, EBITDA, market capitalization and enterprise value; and

(f)	have reliable benchmark compensation information available.

Certain direct competitors are not included in our comparator group because they are private corporations or partnerships (i.e. KMC Mining, Thompson Bros.) or smaller divisions of larger corporations with insufficient compensation information available for them. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of individual performance, industry knowledge base, professional degrees and certifications, relevant skills, abilities, years of service, executive experience and market conditions.

The following table sets out NACG’s current compensation comparator group, showing that NACG is positioned at the 39th percentile for revenue, 34th percentile for market capitalization, 73rd percentile for total assets, 78th percentile for EBITDA and 22nd percentile for net income:

Company Name (dollars in millions) (i)	Revenue(ii)	Market Cap.	Total Assets	EBITDA	Net Income	City, Province
Secure Energy Services Inc.	$8,244	$2,726	$2,844	$548	$195	Calgary, AB

Aecon Group Inc.	$4,644	$808	$3,196	$49	$162	Toronto, ON

Bird Construction Inc.	$2,799	$774	$1,424	$104	$72	Mississauga, ON

Ces Energy Solutions Corp.	$2,164	$818	$1,377	$270	$155	Calgary, AB

Wajax Corporation	$2,155	$651	$1,473	$149	$81	Mississauga, ON

Calfrac Well Services Ltd.	$1,864	$364	$1,126	$314	$191	Calgary, AB

Trican Well Service Ltd.	$973	$869	$710	$235	$121	Calgary, AB

Badger Infrastructure Solutions Ltd.	$923	$1,403	$854	$156	$56	Calgary, AB

Total Energy Services Inc.	$892	$302	$862	$158	$42	Calgary, AB

Pason Systems Inc.	$369	$1,286	$488	$159	$98	Calgary, AB

North American Construction Group Ltd.	$1,274	$739	$1,546	$297	$63	Acheson, AB

Percentile Positioning	39%	34%	73%	78%	22%

(i) Source: Mercer (Canada) Limited

(ii) Information is from public filings for the most recently reported four quarters, available as at March 26, 2024. The revenue of the Corporation in the above chart is “Total Combined Revenue”, which is a non-GAAP measure that includes revenue from certain equity-accounted joint ventures that would otherwise not be included. The Corporation feels that “Total Combined Revenue” provides a more accurate reflection of the size of the Corporation than revenue determined strictly in accordance with GAAP. See the Corporation’s most recently filed Management Discussion & Analysis for the year ended December 31, 2023, for further details on “Total Combined Revenue” and non-GAAP measures generally.

Management Information Circular April 1, 2024	23	North American Construction Group Ltd.

2023 Compensation Decisions Regarding NEOs

STIP Program Objectives and Results

For the year ended December 31, 2023, the following Corporate STIP targets were recommended by the HRCC and approved by the Board under the STIP program, with achievement as indicated:

Metric	2023 Target and Achievement	Actual STIP Score

Financial Performance (90% weighting)

Bonus EBIT (50% weighting)	The Corporation achieved $125.9M Bonus EBIT from continuing operations, which was 112.6% of the target of $111.8M.	106.0%
Bonus EBITDA (50% weighting)	The Corporation achieved $265.4M Bonus EBITDA from continuing operations, which was 105.1% of the target of $252.4M.

Safety Performance (10% weighting)

Total Recordable Injury Rate (“TRIR”)	In 2023, there were a total of seven injury cases, resulting in a TRIR of 0.29. Target was to achieve a TRIR of 0.50 or less.	10.0%

Serious Injury or Fatality Potential Rate (“SIFp”)	In 2023, there were a total of four SIFp incidents, resulting in an SIFp of 0.16. Target was to achieve a SIFp of 0.50 or less.

For the fiscal year 2023, the financial metrics used in the STIP performance metrics were Bonus EBIT and Bonus EBITDA, equally weighted and comprising 90% of the overall Corporate performance measures. With respect to each of the Bonus EBITDA and Bonus EBIT targets, the Board approved a STIP payout curve that provides for payout of 0% of target payout if less than 75% of target performance is achieved, 25% of target payout if 75% of target performance is achieved, 75% of target payout if 87.5% of target performance is achieved, 100% of target payout if 100% of target performance is achieved and a maximum payout of 150% of target payout if 125% or more of target performance is achieved (with intermediate achievement being interpolated on a linear basis) and with maximum payout for the CEO being 200% of target payout, as per the CEO’s written employment agreement. This payout curve, as applied to achievement, determines the actual STIP score stated above.

For the fiscal year 2023, the Corporation achieved $125.9 million in Bonus EBIT, amounting to 112.6% of the target, and $265.4 million in Bonus EBITDA, amounting to 105.1% of the target. These achievements resulted in a STIP payout on financial metrics equal to 106% of target payout.

We continue to strive for zero workplace injuries. For that reason, safety performance continues to be an important factor to achieving our STIP goals. In 2023, the Total Recordable Injury Rate (“TRIR”), which is an industry and nationally-recognized standard safety measure, was used as one of two safety metrics. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked (refer also to the EXECUTIVE COMPENSATION—Short-Term Incentive Plan in this document for the calculation for TRIR).

In 2023, we introduced the SIFp metric to account for half of the safety payout for STIP. We also set a target of 0.50, which is calculated the same as TRIR – (the number of SIFp Critical incidents multiplied by 200,000, divided by the total number of hours worked by all employees during the year).

There were seven recordable injuries, in 2023, resulting in a TRIR of 0.29, with a recorded 4.9 million exposure hours. This was nearly a 50% decrease in the number of recordable injuries when compared to 2022. With a target TRIR of 0.50 or less, this portion of the safety performance measure was achieved.

In 2023, there were 4 SIFp critical incidents, resulting in a SIFp of 0.16, with a recorded 4.9 million exposure hours. With a target TRIR of 0.50 or less, this portion of the safety performance measure was achieved.

Management Information Circular April 1, 2024	24	North American Construction Group Ltd.

Combined financial and safety performance, once weighted, resulted in an overall STIP score of 116%.

In recognition of the successful completion of the MacKellar acquisition in 2023, and acknowledging the contribution of the senior leadership in achieving that completion, on March 18, 2024, the Board resolved to issue a transaction completion bonus to the NEO’s. That completion bonus took the form of a special issuance of RSUs to each NEO, with the specific issuance detailed below under “Executive Team Achievement Highlights and Awards – 2023”. While the RSUs were issued in 2024, they were with respect to 2023 performance and so are included as part of total 2023 compensation as reported herein.

Executive Team Achievement Highlights and Awards – 2023

The Executive team continued its focus on the Corporation’s’ strategies throughout 2023. The achievements of overall Corporate performance and each NEO’s goals are aligned with the elements of the Corporation’s strategies, as summarized below.

Corporate Business Strategy

Execution Excellence
Provide the best standard of client customer service in terms of safety, quality and productivity that exceeds our client’s expectations and our competitors’ capabilities.
Enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through the leveraging of our reliability programs, technical improvements and management systems.
Focus on the safety of our people and our relationships as we emerge from the pandemic, maintaining an uncompromising commitment to health and safety, while elevating the standard of excellence in the field.

Corporate Excellence
Seek efficiencies through corporate strategies that continue to build and enhance the Corporation’s profitability and management of working capital.
Our continued commitment to the development of sustainability targets and consistent measurement of progress to those targets.

Growth & Diversification
Continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.

Management Information Circular April 1, 2024	25	North American Construction Group Ltd.

Talent Management
Continuously build upon the Corporation’s bench strength by supporting the career development and enhance the job satisfaction of our employees through training and development at all levels within the organization.

Each member of the executive team is accountable for achieving certain results based on the Corporation’s strategic objectives and financial and safety targets. The degree to which the Corporation achieves these goals is the degree to which the NEOs will see their compensation in the form of “at-risk” pay increase. Because much of the “at-risk” pay is directly aligned with the Corporation’s share price and financial success, the variable pay is strongly aligned with shareholders’ interests. The following are the major achievements of each NEO in 2023 and their respective awards:

Joseph C. Lambert

2023 LTIP Awards
2023 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	23,412	600,014
PSUs(b)	35,118	900,021
Total	58,530	1,500,035

In his role as President and Chief Executive Officer, Mr. Lambert is responsible for providing overall leadership and direction to the business to achieve the Corporation’s strategic goals and objectives. Mr. Lambert leads a strong executive team in driving achievement of the Corporation’s strategic objectives while ensuring the Corporation’s Mission, Vision and Values are always at the forefront.

MISSION

Our mission is to provide high quality large-scale earthworks solutions to our customers.

VISION

Our vision is to be the first-choice contractor for customers engaging in above-ground mining and earthworks-intensive infrastructure projects worldwide.

Management Information Circular April 1, 2024	26	North American Construction Group Ltd.

CORE VALUES

• Everyone Gets Home Safe	• Ethics, Integrity & Respect

• Operational Excellence	• Our People, Our Culture

• Indigenous Collaboration	• Regard for the Environment

Mr. Lambert’s base salary was increased to $600,000 effective January 1, 2023. This is the first increase to his salary since his appointment to the position in 2021.

Under the terms of the STIP Mr. Lambert’s annual incentive award is targeted at 100% of annual base salary and is entirely linked to achievement of the Corporation’s financial and safety targets. These Corporate achievements resulted in a STIP payout at 116% of target for Mr. Lambert, which resulted in a STIP award of $696,00 for the year ended December 31, 2023. In addition to the STIP payout, the Compensation Committee approved a ‘transaction completion bonus’ in recognition of the successful completion of the MacKellar acquisition. The completion bonus, having a value of $96,000, was issued in the form of RSUs, based on the 5-day VWAP value preceding March 18, 2024.

Under the terms of the LTIP Mr. Lambert’s annual award is targeted at 250% of annual base salary, or $1,500,000 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Lambert’s total direct compensation at target was comprised of 78% of pay “at-risk” through short- and long-term incentive plans, with 56% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Jason W. Veenstra

2023 LTIP Awards
2023 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	7,960	204,003
PSUs(b)	11,940	306,004
Total	19,900	510,007

As Chief Financial Officer, Mr. Veenstra is responsible for the strategic leadership, direction and guidance for all financial activities of the Corporation.

Mr. Veenstra has a base annual salary of $340,000.

Management Information Circular April 1, 2024	27	North American Construction Group Ltd.

Under the terms of the STIP, Mr. Veenstra’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Veenstra’s individual achievements for 2023 included the following:

Execution Excellence:

Led stewardship and optimization of free cash flow which allowed for allocation to all three objectives in 2023: debt reduction (excluding the MacKellar acquisition); shareholder returns (dividends and trust purchases); and strategic growth spending (expansion of ML Northern Services Ltd).

Facilitated a dividend rate increase primarily through the confidence provided to stakeholders regarding future profitability and maintenance of a prudent payout ratio.

Key member of ESG team tasked with advancing sustainability policies & programs and, in particular, the issuance of the Corporation’s 2024 Sustainability Report.

Growth and Diversification:

Led financial negotiations of the transformative acquisition of MacKellar Group which closed effective October 1, 2023. Transaction provided significant growth being over 50% accretive and drove geographic diversification with MacKellar’s contribution immediately providing approximately 45% of overall EBIT generation.

Concurrent with the MacKellar acquisition, led the expansion of the Company’s credit facility with a syndicate of Canadian lenders to a combined Canadian and Australian dollar facility totaling $470 million. Including permitted secured equipment financing, the total borrowing limit increased to $820 million, a 75% step-change increase, which was required to finance the acquisition.

Further integrated and expanded ML Northern Services Ltd., a critical supplier of fuel and lube services to our heavy equipment fleet. The strategic acquisition of a vertically integrated business further advanced our objective to lower run-rate operating costs, improve internal capabilities and expand revenue streams.

Provided financing, liquidity and the required economic aid to further support joint ventures as well as continued growth of component rebuild programs and facilities.

Provided direct financial support as a member of the special purpose vehicle (SPV) in the Fargo-Moorhead project which completed its first full year of construction in 2023.

Corporate Excellence:

Ongoing financial management of the corporate balance sheet provided accurate financial data and forecasting which steered corporate short-term and long-term business strategy:

•   Net debt reduction from initiatives to generate free cash flow: disciplined capital spending; several working capital initiatives established to minimize cash investment impacts while in growth mode; diligently managed inventory along with vendor-managed programs to maintain optimal inventory levels; and worked directly with joint ventures to manage financing required to fund heavy equipment purchases while ensuring distributions matched income generation.

•   Throughout 2023, managed a total return swap agreement which provided the ability to capitalize on what we believed was a share price that did not properly reflect underlying value.

Stewarded another combined annual revenue and adjusted EBITDA records, achieving $1.3 billion and $297 million, compared to $1.1 billion and $245 million in 2022, respectively. In addition to management and timely reporting of revenue growth and improved margins, led the disciplined approach of maintaining our target of general and administrative expenses being lower than 4% of revenue.

Led corporate financial strategy and supported operational decision-makers through the use of continuous forecasting and refined reporting systems, while maintaining regulatory filing requirements. Stable monthly processes allowed for forecasted reporting of complex key performance indicators such as contractual backlog, equipment utilization and diversification targets.

Management Information Circular April 1, 2024	28	North American Construction Group Ltd.

Oversight of inter-department process improvements to deliver stream-lined services to the business. Public disclosure changes and policies implemented during the year to enhance readability and understanding for our various stakeholders.

Continued improvements in forecasting accuracy and reporting allowed for improved business decision-making and visibility.

Talent Management:

Encouraged growth and development of employees of the Finance, Information Technology, Procurement and Corporate Business Services with a view for leadership and engagement among employees.

Consistent and steady management of organizational structure, ensuring productivity and accountability with an employee base who returned to the office after working from their home offices since mid-2020.

These goal achievements resulted in a STIP payout at 116% of target for Mr. Veenstra, which resulted in a STIP award of $394,400 for the year ended December 31, 2023. In addition to the STIP payout, the Compensation Committee approved a ‘transaction completion bonus’ in recognition of the successful completion of the MacKellar acquisition. The completion bonus, having a value of $55,000, was issued in the form of RSUs, based on the 5-day VWAP value preceding March 18, 2024.

Under the terms of the LTIP Mr. Veenstra’s annual award is targeted at 150% of annual base salary, or $510,000 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Veenstra’s total direct compensation at target is comprised of 71% of pay “at-risk” through short- and long-term incentive plans, with 43% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Barry W. Palmer

2023 LTIP Awards
2023 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	8,663	222,020
PSUs(b)	12,994	333,017
Total	21,657	555,037

Management Information Circular April 1, 2024	29	North American Construction Group Ltd.

In his role as Chief Operating Officer, Mr. Palmer is responsible for driving operational excellence for NACG’s heavy construction and mining business activities, projects and assets, as well as maintenance services, with oversight of operations activities, asset management, maintenance, and support services including: estimating and business development. Mr. Palmer develops the strategy for operations in the Oil Sands region and the Corporation’s newly expanded project locations in Canada and the United States. Mr. Palmer represents the Corporation in industry and in client relations and inspires a progressive employee relations culture and strong safety culture in support of the corporate strategies.

Mr. Palmer’s base salary is $370,000.

Under the terms of the STIP, Mr. Palmer’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Palmer’s individual achievements for 2023 included the following:

Execution Excellence:

Actively supporting the Corporation’s journey to safety excellence in achieving its 2023 safety performance metrics.

Realized significant improvements in the physical availability of equipment. This advancement in equipment reliability and uptime enhanced operational efficiency. Through maintenance and advanced diagnostics, ensured maximal equipment productivity, effectively reducing downtime and bolstering project execution

Improved profitability and site margins across all major operational sites through focused cost management and operational optimization strategies. These measures were instrumental in boosting the Corporation’s financial health and laying a strong foundation for sustainable growth.

Growth and Diversification:

Initiated and fostered various strategic partnerships, enhancing the Corporation’s to pursue new projects in diverse geographic regions, thereby broadening our operational reach and accessing markets previously beyond our scope. Actively reinforcing relationships with past, present and potential future customers, ensuring the Corporation is well-positioned to receive and compete for tenders in key regions and diverse markets.

Corporate Excellence:

Achieved significant advancements in the development and deployment of our telematics system leading to a marked improvement in early failure prediction, substantially reducing component failures through vigilant monitoring.

Supported continuous improvements in the earthworks operations on the Fargo-Moorhead flood diversion project. This improvement in daily productivity has effectively lowered unit costs optimizing operations and delivering cost-effective solutions.

Talent Management:

Providing formal support of our Apprenticeship program for the training of our maintenance employees.

Focused on nurturing leadership within the Operations and Maintenance departments, emphasizing the importance of ongoing education and practical experience. The promotion and support of extended learning opportunities prepared team members for elevated roles within the company. This approach not only enhanced individual skill sets and leadership capabilities but also ensured seamless succession planning. As a result, mitigating organizational risk and maintaining continuity in key positions, underlining a commitment to sustainable growth and operational excellence achieved in the past year.

These goal achievements resulted in a STIP payout at 116% of target for Mr. Palmer, which resulted in a STIP award of $429,200 for the year ended December 31, 2023. In addition to the STIP payout, the Compensation Committee approved a ‘transaction completion bonus’ in recognition of the successful completion of the MacKellar acquisition. The completion bonus, having a value of $60,000, was issued in the form of RSUs, based on the 5-day VWAP value preceding March 18, 2024.

Under the terms of the LTIP Mr. Palmer’s annual award is targeted at 150% of annual base salary, or $555,000 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Management Information Circular April 1, 2024	30	North American Construction Group Ltd.

Mr. Palmer’s total direct compensation at target was comprised of 72% of pay “at-risk” through short and long-term incentive plans, with 43% of target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

Jordan A. Slator

2023 LTIP Awards
2023 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	4,527	116,020
PSUs(b)	6,790	174,017
Total	11,317	290,037

As Chief Legal Officer, Mr. Slator leads all aspects of the legal and risk management issues affecting our business, including securities and corporate governance compliance, ensuring maximum protection of the Corporation’s legal rights and ensuring that the Corporation is achieving its optimal level of risk.

Mr. Slator’s base salary is $290,000.

Under the terms of the STIP, Mr. Slator’s annual incentive award is targeted at 70% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Slator’s individual achievements for 2023 included the following:

Growth and Diversification:	Led the legal team responsible for negotiating and closing acquisition of the MacKellar Group. Also a key member of the team responsible for post-closing integration.

Key member of the team responsible for pursuing and bidding work aimed at diversifying the Corporation’s activities in both resource and geographic area.

Execution Excellence:

Finalized an extension and expansion of the Corporation’s existing credit facility to, including expanded facilities to facilitate the MacKellar Group acquisition, and to provide opportunity for further growth and expansion, including grown and expansion in Australia.

Key member of ESG team tasked with advancing sustainability policies and programs and, in particular, drove significant disclosure improvements in the Corporation’s annual Sustainability Report.

Continued to support the Corporation’s various joint ventures, including leading certain restructurings aimed at creating efficiencies and improving the Corporation’s ability to pursue a broader range of opportunities through its joint ventures.

Provided leadership in relation to the Corporation’s successful resolution of legal claims.

Finalized a restructuring of the Corporation’s ML Northern Services operations.

Management Information Circular April 1, 2024	31	North American Construction Group Ltd.

Corporate Excellence:	Led the continued improvement and refinement of the Corporation’s risk management and regulatory compliance strategies, processes and procedures, including support of operational decision-makers.

Provided support and strategic guidance in relation to key capital allocation decisions.

These goal achievements resulted in a STIP payout at 116% of target for Mr. Slator, which resulted in a STIP award of $235,480 for the year ended December 31, 2023. In addition to the STIP payout, the Compensation Committee approved a ‘transaction completion bonus’ in recognition of the successful completion of the MacKellar acquisition. The completion bonus, having a value of $35,000, was issued in the form of RSUs, based on the 5-day VWAP value preceding March 18, 2024.

Under the terms of the LTIP Mr. Slator’s annual award is targeted at 100% of annual base salary, or $290,000 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Slator’s total direct compensation at target is comprised of 63% of pay “at-risk” through short and long-term incentive plans, with 37% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

David G. Kallay

2023 LTIP Awards
2023 LTIP Component	Number of Units	Grant Date Value ($)
RSUs(a)	4,527	116,020
PSUs(b)	6,790	174,017
Total	11,317	290,037

As Chief Human Resources Officer, Mr. Kallay is responsible for ensuring NACG and its subsidiaries remain compliant with all HSE-related and HR-related regulations and statutes. In addition, Mr. Kallay inspires a strong people and proactive safety culture through strategic integration and alignment to overall business strategy which support achievement of the Corporation’s goals and objectives.

Mr. Kallay’s base salary is $290,000.

Management Information Circular April 1, 2024	32	North American Construction Group Ltd.

Under the terms of the STIP, Mr. Kallay’s annual incentive award is targeted at 70% of annual base salary and is linked to achievement of corporate results and individual achievements. Mr. Kallay’s individual achievements for 2023 included the following:

Execution Excellence:

Encouraged positive union relationships, particularly throughout the collective bargaining process contributing to the successful ratification of two major collective agreements in 2023, strengthening the Corporation’s labour stability over the next three years.

Lead the Corporation’s journey to safety excellence in achieving its 2023 safety performance metrics.

Exceeded Greenhand audit requirements.

Growth and Diversification:

Achieved a significant milestone by successfully completing the acquisition of MacKellar Group, expanding presence in the heavy equipment and mining sectors and aligning human resources objectives with broader business goals.

Supported workforce growth with targeted recruitment marketing and outreach initiatives.

Corporate Excellence:

Fostered innovation and improvements through HSE initiatives, including improved hazard identification reporting, increased critical task audits, creation of a silica monitoring process at all oil sands sites and introducing Human and organizational Performance (HOP) education in order to facilitate a paradigm shift in approach to safety.

Focused on diversification in succession planning, achieving target gender representation at board, management and staff levels.

Introduced a suite of leadership courses for leaders facilitated by external providers.

Secured substantial cost savings and increased flexibility with the renewal of the benefit plan, enhancing the Corporation’s ability to offer competitive benefits and further establishing it as a preferred employer.

Talent Management:	Successful administration of apprenticeship program for the training of our maintenance employees.

Championed for the growth and development of high performers for key positions, with a focus on executive roles, through reestablishment of the Succession Planning Program.

Lead the development of leadership training by encouraging learning opportunities through the development and implementation of training courses including Health & Safety, Indigenous Awareness, Diversity and Equity, Mental Health Awareness and Technical Training.

These goal achievements resulted in a STIP payout at 116% of target for Mr. Kallay, which resulted in a STIP award of $235,480 for the year ended December 31, 2023. In addition to the STIP payout, the Compensation Committee approved a ‘transaction completion bonus’ in recognition of the successful completion of the MacKellar acquisition. The completion bonus, having a value of $35,000, was issued in the form of RSUs, based on the 5-day VWAP value preceding March 18, 2024.

Under the terms of the LTIP Mr. Kallay’s annual award is targeted at 100% of annual base salary, or $290,000 in grant date value, issued 60% as PSUs and 40% as RSUs, with achievement being determined over the three-year term of the PSUs and RSUs.

Mr. Kallay’s total direct compensation at target is comprised of 63% of pay “at-risk” through short and long-term incentive plans, with 37% of his target pay mix tied to the Corporation’s share price performance through the annual long-term incentive plan award. Also, 60% of his variable long-term compensation is in the form of PSUs, which have relative TSR and other financial performance metrics.

(a) Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2023 grant date ($25.63).

(b) Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2023 grant date ($25.63).

Management Information Circular April 1, 2024	33	North American Construction Group Ltd.

Share Ownership Guidelines

As part of the Corporation’s effort to align executive interests with shareholder interests, it has adopted share ownership guidelines for senior executive officers. The guidelines must be achieved within five years from the date the senior executive officer is appointed as a member of executive management. All share ownership is to be in the form of equity in the Corporation, in each case represented by NACG Common Shares, DSUs or RSUs. PSUs are not counted as they have a performance component which could result in zero payout. Once the share ownership threshold is achieved, the number of NACG Common Shares, DSUs, and RSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, the aggregate number of NACG Common Shares, DSUs, or RSUs that was required to achieve compliance must be maintained to remain compliant, regardless of a subsequent decrease in NACG Common Share price.

The following table summarizes compliance with the share ownership guidelines for each NEO as at December 31, 2023:

Named Executive Officers	Share Ownership Target as a Multiple of Salary	In Compliance Yes/No

Joseph C. Lambert	4.0x	Yes

Jason W. Veenstra	1.5x	Yes

Barry W. Palmer	1.5x	Yes

Jordan A. Slator	1.0x	Yes

David G. Kallay	1.0x	Yes

Performance Graph

The following graph compares the percentage change in the cumulative total NACG Shareholder return for $100 invested in NACG Common Shares at the closing price of $12.15 on the last trading day of December 2018, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) and the S&P/TSX Oil and Gas Index for the period from December 31, 2018 to December 31, 2023. On the last trading day of December 2023, NACG Common Shares closed at $27.65 per NACG Common Share on the TSX.

The chart below displays that the NACG share price significantly out-performed the indices in 2023.

Management Information Circular April 1, 2024	34	North American Construction Group Ltd.

December 31,	2019($)	2020($)	2021($)	2022($)	2023($)

NACG (TSX)	129.55	132.64	157.94	148.81	227.57

S&P/TSX Index(i)	119.13	121.72	148.17	135.34	146.33

S&P/TSX Oil & Gas Index(i)	110.84	76.27	120.61	153.77	151.75

NEO Total Direct Compensation ($ M)(ii)	5.06	4.95	7.41	5.37	7.50

(i) Source: S&P Dow Jones Indices LLC.

(ii) NEO Total Direct Compensation represents: Salaries Earned, Share Based Awards, STIP Awards, and other nominal cash compensation received by the NEOs in the applicable reporting year. Refer to the Summary Compensation Table herein.

The graph above shows the total direct compensation of the Corporation’s NEOs over the same five-year reporting period (see also the Summary Compensation Table within this discussion and analysis). The total direct compensation of our NEOs generally follows a similar trend to the NACG share value on the TSX, where in a reporting year, NACG share value was lower, the NEO total direct compensation was lower; conversely when the NACG share value increased, the NEO total direct compensation also increased. NEO compensation is directly linked to share value, with long-term awards tied to the financial performance of the Corporation.

In considering NEO Total Direct Compensation over the previous five years, as set out above, it should be noted that 2021 served as a transition year with the Corporation having both an Executive Chair and a CEO. That resulted in an unusual and temporary one-year increase in NEO Total Direct Compensation in 2021. With the position of Executive Chair being eliminated as of January 1, 2022, NEO total direct compensation normalized as a result.

Human Resources & Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions and the executive management itself. Each HRCC committee member brings human resources and executive compensation oversight, as well as financial knowledge and industry experience. The members of the HRCC, as of the fiscal year end, December 31, 2023, were:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience

Thomas P. Stan	Chair

Direct experience managing compensation and human resources matters as Chair and CEO of Total Energy Services Ltd., President & CEO of Sound Energy Trust and Corval Energy Ltd, over previous 20 plus years.

Bryan D. Pinney	Member	Has served on the Corporation’s Human Resources & Compensation Committee since 2015.

Direct experience overseeing compensation programs as part of his various managing partner roles.

Past Chair of the Human Resources & Compensation Committee of TransAlta Corporation, member of the Human Resources & Compensation Committee of SNDL, Inc. Involved in oversight of the compensation programs of a private residential construction company.

Served as Chair of the Board and as Chair of the Human Resources & Compensation Committee at Mount Royal University and responsible for oversight of the CEO’s compensation.

Maryse C. Saint-Laurent	Member

Over 30 years of direct and indirect experience in human resources management, compensation analysis, pension administration and the development of comprehensive compensation programs for senior executives.

Served on the pension administration committees of large public companies which provided oversight to the management of large investment portfolios.

Serves, or has served, as Chair of compensation committees of public corporations and a public service entity.

Management Information Circular April 1, 2024	35	North American Construction Group Ltd.

HRCC RESPONSIBILITY

The HRCC is charged with the responsibility of assisting the Board in meeting its responsibilities in relation to: (a) board and executive compensation; (b) oversight of human resource policies for the Corporation and its subsidiaries; and (c) oversight of executive succession and development.

Compensation Governance

The Board has approved a Committee Charter for the HRCC which provides that the HRCC is responsible to:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the independent members of the Board for approval annually the corporate goals and objectives relevant to the compensation of the CEO;

(c)

review and recommend to the independent members of the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In the Charter, “Executive Management” includes the President and CEO, COO, CFO, CLO, CHRO and any Vice-Presidents;

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to the Deferred Share Unit (DSU) Plan, the Performance Share Unit (PSU) Plan and Restricted Share Unit (RSU) Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)	conduct or authorize investigations into any matter within its scope of responsibilities;

(j)

retain and compensate independent compensation consultants, independent counsel or others to advise and assist the Committee with respect to its responsibilities, including approval of applicable fees and other terms and conditions of retention;

(k)	seek any information it requires from employees of the Corporation, all of whom will be directed by management to co-operate with the Committee’s requests;

(l)	meet and communicate directly with the Corporation’s officers, outside counsel and consultants, all as the Committee may deem necessary;

(m)	access all documents of the Corporation that the Committee may deem relevant to it in carrying out its responsibilities; and

(n)	undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in the Charter.

Risk Management

As a key part of its oversight of Board and executive compensation, the HRCC considers the implications of the risks associated with the Corporation’s compensation policies, including obtaining the advice of external compensation experts and both internal and external legal counsel to identify and mitigate such risks. The key risks identified by the HRCC in relation to compensation are: (a) ensuring alignment of executive behavior with shareholder interests; (b) ensuring executives are not rewarded for taking undue risks outside the established risk tolerances for the Corporation; (c) ensuring compensation is at market levels to be able to attract and maintain talented executives while not over-paying for their services; (d) ensuring the Corporation’s compensation plans encourage a balance between short-term and long-term results. The HRCC believes that it has implemented policies, procedures and compensation plans and mechanisms that mitigate all of these risks, including taking the following actions:

Management Information Circular April 1, 2024	36	North American Construction Group Ltd.

•

Making a majority of the targeted annual compensation of each NEO “at-risk” and contingent on achieving predetermined short-term, medium-term and long-term objectives tied to financial performance, shareholder value and safety;

•	Regularly benchmarking base, variable and total compensation against a compensation;

•	Selecting a compensation comparator group of organizations, in consultation with external compensation consultants, as relevant for compensation benchmarking purposes;

•

Structuring the Short-term Incentive Plan (STIP) with a balanced, diversified mix of financial and non-financial performance measures, each intended to improve different elements of the Corporation’s business;

•

Determining STIP targets on the basis of 45% Adjusted EBITDA, 45% Adjusted EBIT and 10% safety, starting in 2018, thereby placing an emphasis on the Corporation’s income and cash flow within the incentive plan;

•	Setting a threshold for STIP payout, established to compensate strong Corporation performance against stretch targets (while also capping the STIP payout for the NEOs);

•	Providing the executive team members with the option of converting up to 50% of their STIP payout to DSUs, where more of their pay is invested in the Corporation and tied to share price;

•	Ensuring the Long-Term Incentive Plan (LTIP), including PSU performance criteria, properly reflects and aligns with shareholder expectations and interests;

•

Implementing a system whereby RSUs and PSUs are paid out in shares of the Corporation rather than in cash, thereby encouraging share ownership by a broad group of the Corporation’s management employees;

•

Adopting formal share ownership guidelines for NEOs, which require them to hold a target dollar value of equity in the Corporation while employed in an executive position and confirming with independent compensation consultants that these guidelines are in-line with market best practices;

•	Implementing a vesting period of up to three years for RSUs and PSUs to align executives’ interests and efforts with those of shareholders over the long term;

•	Granting RSUs and PSUs annually, to provide overlapping performance cycles that require sustained levels of performance to achieve a consistent payout;

•	Providing strong oversight of the executive compensation program by using discretion to adjust metrics or payouts based on results, events and/or individual circumstances;

•

Implementing a formal anti-hedging policy which prohibits directors and employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the director or employee; and

•

Implementing a formal executive compensation claw-back policy which ensures executive officers are not able to benefit through an overpayment of performance-based compensation that is based on an error or omission in determining the compensation, the misconduct of the executive officer or a restatement of financial results (other than a restatement caused by a change in applicable accounting rules or interpretations).

Independent Advice

The HRCC and management use the services of specialized and independent compensation consultants to assist in carrying out their mandate with respect to executive appointments and compensation governance.

The consultants may be engaged to:

•	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the current NEOs and potential executive positions;

•	assist management in the development of the various programs within our compensation framework;

•	perform studies of market comparator groups to evaluate the Corporation’s total compensation programs;

•	provide recommendations to the HRCC such as appropriate compensation structure and composition of appropriate compensation comparator groups; and

•	provide custom reporting data based on the compensation comparator group financial results.

Management Information Circular April 1, 2024	37	North American Construction Group Ltd.

It is not a requirement of the HRCC to obtain prior approval from the Board to retain the services of specialized or independent compensation consultants. The HRCC may engage the services of a consultant to analyze and mitigate compensation risk to the Corporation. Mercer (Canada) Limited (“Mercer”), an independent compensation consultant, has been retained by the Corporation to assist in determining compensation for executive management and directors and was first retained in 2012 on executive compensation matters.

The HRCC Chair may meet privately with the independent consultant before meetings where compensation is discussed to ensure that important issues receive appropriate attention. In addition, the HRCC meets with the independent advisor in camera without management present when compensation is reviewed.

Mercer was engaged throughout 2023 by the HRCC as its independent compensation consultant to provide advice to the HRCC regarding executive compensation, the composition of the Corporation’s TSR comparator group, and to provide total shareholder return reporting in comparison to the compensation comparator group. The following table sets out the fees paid to Mercer for the years ending December 31, 2023 and December 31, 2022:

	2023 Fees	2022 Fees

Executive Compensation-Related Fees	$46,161	$174,812

All Other Fees	nil	nil

Total Fees Paid	$46,161	$174,812

Management Information Circular April 1, 2024	38	North American Construction Group Ltd.

Summary of 2023 HRCC Actions:

The HRCC held six meetings during calendar year 2023, each of which included an in camera session without management present. In camera sessions were also held with its external independent compensation advisor where executive compensation was discussed. The following is a summary of the HRCC actions in 2023:

Responsibility	2023 Highlights

Executive Compensation	Reviewed the 2023 Corporate performance and made recommendations to the Board on the CEO and other NEO’s annual STIP payments.

Reviewed and made recommendations for approval to the Board for the 2023 STIP performance criteria and targets.

Engaged the services of an independent consultant to review and provide advice on its executive compensation best practices.

Reviewed executive pay, including base salary and total direct compensation in relation to comparable positions within the Corporation’s compensation comparator group.

Reviewed and approved the annual LTIP grants and settlement awards.

Recommended the TSR comparator group for the purposes of determining performance factors under the PSU plan.

Compensation Oversight and Disclosure

Reviewed and approved human resources and compensation related matters in connection with the acquisition of the MacKellar Group

Reviewed and approved reports of the independent consultant who provides advice on compensation matters.

Reviewed the performance of the independent consultant.

Oversight of Compensation Programs, Policies and Practices

Reviewed and approved the Corporation’s human resources and compensation related policies, including making amendments where deemed appropriate.

Made certain administrative amendments to the Corporation’s RSU, PSU and DSU Plans.

Reviewed and approved all compensation-related public disclosure, including the compensation disclosure portion of the Management Information Circular prepared in relation to the Corporation’s 2023 Annual General Meeting.

Reviewed and approved the HRCC Charter.

Talent Management and Succession

Conducted quarterly updates and consequential discussions regarding the Corporation’s leadership strategy, including leadership competency gaps against business requirements and succession planning.

Recommended to the Board title changes for certain senior executive officers.

Reviewed reports on talent management and diversity.

Employee Engagement, Diversification and Inclusion	Reviewed employee demographic information contained in the ESG report as it relates to compensation and made recommendations for future action.

Management Information Circular April 1, 2024	39	North American Construction Group Ltd.

Summary Compensation Table

The following table sets forth the annual compensation for the year ended December 31, 2023, and the two years prior, paid or granted to, the NEOs:

					Non-Equity Incentive Plan Compensation

Name and Principal Position	Year	Salary Earned ($)(a)	Share- based Awards ($)(b)(c)	Option- based Awards ($)	Annual Incentive Plan (STIP) ($)(d)	Long-term Incentive Plans	Pension value ($)	All other Compensation ($)(e)	Total Compensation

Joseph C. Lambert President and Chief Executive Officer	2023	600,000	1,596,035	nil	696,000	N/A	nil	49,020	2,941,055
	2022	570,000	997,503	nil	534,789	N/A	nil	47,520	2,149,812
	2021	570,000	997,514	nil	721,141	N/A	nil	47,520	2,336,175

Jason W. Veenstra Chief Financial Officer	2023	340,000	565,007	nil	394,400	N/A	nil	36,020	1,335,427
	2022	320,000	320,029	nil	300,232	N/A	nil	35,020	975,281
	2021	320,000	320,025	nil	404,851	N/A	nil	35,020	1,079,896

Barry W. Palmer Chief Operating Officer	2023	370,000	615,037	nil	429,200	N/A	nil	37,520	1,451,757
	2022	350,000	350,022	nil	328,379	N/A	nil	36,520	1,064,921
	2021	350,000	350,033	nil	442,806	N/A	nil	36,520	1,179,359

Jordan A. Slator Chief Legal Officer	2023	290,000	325,037	nil	235,480	N/A	nil	34,000	884,517
	2022	265,000	119,273	nil	174,041	N/A	nil	32,750	591,064
	2021	250,000	119,269	nil	221,512	N/A	nil	31,680	622,461

David G. Kallay Chief Human Resources Officer	2023	290,000	325,037	nil	235,480	N/A	nil	33,520	884,037
	2022	265,000	119,273	nil	174,041	N/A	nil	32,270	590,584
	2021	240,000	119,269	nil	212,729	N/A	nil	31,020	603,018

(a) Salary earned reflects base salary for the period January to December for the applicable reporting year.

(b) Reflects the July 1st regular annual RSU and PSU grant value for each NEO. Refer to the Executive Team Achievement Highlights and Awards—2023 LTIP Component section for the calculation of each NEO’s award.

(c) Includes the 16% ‘transaction completion bonus’ paid in RSUs, issued on March 18, 2024, in recognition of the work completed on the MacKellar acquisition in 2023.

(d) Reflects the compensation value of the STIP award made to each Executive for the covered financial year. under the terms of the STIP, amounts earned during a covered financial year are paid in February following the end of that year. Mr. Lambert allocated 20% of his 2021 STIP to DSUs. Mr. Veenstra allocated 25% of his 2021 STIP to DSUs. Mr. Palmer allocated 50% of his 2021 STIP to DSUs.

(e) Represents the RRSP matching contributions, vehicle allowance, and smart phone allowance received by the NEOs.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the year ended 2023:

NEO	Number of shares or units of shares that have not vested (a)	Market or payout value of share- based awards that have not vested(b)	Number of Vested Share-based Awards(c)	Market or payout value of vested share-based awards not paid out or distributed(d)

Joseph C. Lambert	176,424	4,878,113	88,854	2,456,812

Jason W. Veenstra	57,731	1,596,268	16,171	447,125

Barry W. Palmer	63,034	1,742,885	84,193	2,327,936

Jordan A. Slator	25,444	703,516	nil	nil

David G. Kallay	25,444	703,516	nil	nil

(a) Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2023.

(b) RSU value is the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65 (Canadian dollars), for all awarded RSUs, as though the units were earned and settled on that date. PSU value is the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65 (Canadian dollars), for all awarded PSUs, as though the units were earned and settled on that date, multiplied by the TSR performance factor at target (100%).

Management Information Circular April 1, 2024	40	North American Construction Group Ltd.

(c) Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2023, with the exception of Mr. Slator and Mr. Kallay, who do not have any DSUs.

(d) DSU value is the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65 (Canadian dollars), as though the earned units were redeemed on that date.

The Corporation has no outstanding options, and so no outstanding option-based awards are held by any of the NEOs as of December 31, 2023.

Incentive Plan Awards Vested or Earned During the Year

The following table sets forth the value of share-based awards and non-equity incentive plan compensation that vested or was earned by the NEOs during the year ended December 31, 2023:

NEO	Share-Based Awards – Value Vested During the Year ($)(a)(b)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(c)

Joseph C. Lambert	2,173,793	696,000

Jason W. Veenstra	1,291,145	394,400

Barry W. Palmer	1,316,686	429,200

Jordan A. Slator	424,712	235,480

David G. Kallay	388,550	235,480

(a) Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2023, multiplied by their fair market value on the record date (“FMV”), for all NEOs, with the exception of Mr. Slator and Mr. Kallay, who do not hold any DSUs.

(b) Share-Based Awards - Represents the equity settlement of the RSUs and PSUs granted July 1, 2020, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2022, multiplied by the Closing Price on the TSX on June 30, 2022, which was $25.35.

(c) This represents total STIP compensation for 2023 taken as cash.

No option-based awards vested during the year ended December 31, 2023.

Management Information Circular April 1, 2024	41	North American Construction Group Ltd.

The following table details the number and value of share-based awards which vested and settled during 2023 for the NEOs:

2023 LTIP Settlements

Joseph C. Lambert

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	25,142	637,350	1,033	26,175	663,527

PSUs (b)	37,713	956,025	1,702	58,260	1,476,903
Total	62,855	1,593,374	2,734	84,435	2,140,430

Jason W. Veenstra

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	15,095	382,658	620	15,715	398,375

PSUs (b)	22,642	573,975	1,022	34,978	886,698
Total	37,737	956,633	1,642	50,693	1,285,073

Barry W. Palmer

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	15,095	382,658	620	15,715	398,375

PSUs (b)	22,642	573,975	1,022	34,978	886,698
Total	37,737	956,633	1,642	50,693	1,285,073

Jordan A. Slator

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	4,989	126,471	205	5,194	131,666

PSUs (b)	7,483	189,694	338	11,560	293,047
Total	12,472	316,165	543	16,754	424,712

David G. Kallay

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	4,564	115,697	187	4,751	120,449

PSUs (b)	6,846	173,546	309	10,576	268,101
Total	11,410	289,244	496	15,327	388,550

DSUs are not included in the above Totals, as the units are considered vested, but not redeemed.

(a) Settlement Date Value is based on the closing price on the exchange (TSX or NYSE) with the highest trading volume on the vesting date. The value in the case of the July 1, 2020, RSU Grant is the June 30, 2023, closing price on the TSX, which was $25.35. Rounding of Number of Units Settled may affect Settlement Date Value.

(b) Settlement Date Value is based on the closing price on the exchange (TSX or NYSE) with the highest trading volume on the vesting date, multiplied by the Performance Factor (based on the TSR performance against the compensation comparator group). The value in the case of the July 1, 2020, PSU Grant is the June 30, 2023, closing price on the TSX, which was $25.35, multiplied by a performance factor of 1.48. With a starting 5-day VWAP of $8.53 and an ending 20-day VWAP of $25.60, NACG’s TSR performance was 209%, ranking at 74thP and resulting in a settlement performance multiplier of 1.48. The VWAP is based on the 5-day or 20-day volume-weighted average price (as applicable to the process at the time of grant) of the Corporation’s share on the exchange (TSX or NYSE) with the highest trading volume. The TSR performance is evaluated by the Corporation’s compensation consultant. Rounding of Number of Units Settled may affect Settlement Date Value.

Management Information Circular April 1, 2024	42	North American Construction Group Ltd.

Deferred Compensation Plans

The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of Deferred Share Units “DSUs”. This compensation component is encouraged by the Board, as it increases an NEO’s ownership in the Corporation and promotes the pay for performance principle. See below under “Deferred Share Unit Plan” in the Section on Board of Directors Compensation.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of the NEOs. The employment agreements clearly define the terms under which an NEO will be compensated in the event of his resignation, termination or in the event of a change in control and mitigates the financial risk to the Corporation. The CEO’s employment agreement entitles him to receive payments in the event of a change in control of the Corporation on a “Double Trigger” basis. Compensation must be paid to the CEO if the Change of Control is followed by: (a) termination of the CEO by the Corporation without cause; or (b) where the CEO resigns with “good reason”. The term “good reason” is defined as an adverse change, or series of adverse changes, to the CEO’s role after a change in control without the agreement of the CEO that results in a substantial diminishment of the CEO’s responsibilities, status or compensation or that otherwise constitutes constructive dismissal at common law. None of the employment agreements with the other NEOs entitles the NEO to receive a payment in the event of a change in control of the Corporation. The table below describes how each compensation element is treated for each NEO in the event of termination or in the event of a change in control:

Management Information Circular April 1, 2024	43	North American Construction Group Ltd.

		LTIP		DSU Plan	Retiring Allowance
NEO	Event	RSUs	PSUs	DSUs	Salary	Annual Base Salary (Factor)	STIP
President & CEO Joseph C. Lambert	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	No payment unless termination occurs following a Change in Control - “Double Trigger” (See Termination details below.)
	Change in Control and Termination by Executive for Good Reason	Deemed to be earned and settled as of the Termination Date.	Deemed to be earned and settled as of the Termination Date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs.	Paid to Termination Date, plus Annual Base Salary x Factor	1.5x	1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs.
	Termination (other than for Cause)	Deemed to be earned and the maturity date is as of the termination date.	Deemed to be earned and the maturity date is as of the termination date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Paid to Termination Date, plus Annual Base Salary x Factor	1.5x	(i) 1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs; plus (ii) If the Termination Date is prior to the payout of the Corporation’s prior fiscal year, Mr. Lambert will receive any bonus earned and owing to him under the STIP for the completed fiscal year prior to the Termination Date.
All other NEOs	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	No additional payments due.
	Termination (other than for Cause)	Forfeited; Earned RSUs redeemed and settled.	Forfeited; Earned PSUs redeemed and settled.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Paid to Termination Date, plus Annual Base Salary x Factor	Mr. Veenstra (1.0x); Mr. Palmer (1.5x); Mr. Slator (1.5x); Mr. Kallay (1.5x)	(i) 1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs; plus (ii) If the Termination Date is prior to the payout of the Corporation’s prior fiscal year, the NEO will receive any bonus earned and owing to him under the STIP for the completed fiscal year prior to the Termination Date.

Management Information Circular April 1, 2024	44	North American Construction Group Ltd.

The table below shows the incremental payments, settlements or benefits to the NEO’s that would have been triggered by, or would have resulted from, a termination or change in control as at December 31, 2023, based on their current executive employment agreements:

		LTIP		DSU Plan	Retiring Allowance
NEO	Event	RSU Value ($)(a)	PSU Value ($)(b)	DSU Value ($)(c)	Salary ($)	Annual Base Salary (Factor)	STIP	Total ($)
Joseph C. Lambert
	Change in Control	1,951,257	2,926,856	nil	nil	N/A	nil	4,878,113
	Change in Control and Termination (e)	1,951,257	2,926,856	nil	900,000	1.5x	540,000	6,318,113
	Termination (other than for Cause) (e)	1,951,257	2,926,856	nil	900,000	1.5x	540,000	6,318,113
Jason W. Veenstra
	Change in Control	638,513	957,755	nil	nil	N/A	nil	1,596,268
	Termination (other than for Cause)	nil	nil	nil	425,000	1.25x	306,000	731,000
Barry W. Palmer
	Change in Control	697,165	1,045,719	nil	nil	N/A	nil	1,742,885
	Termination (other than for Cause)	nil	nil	nil	555,000	1.5x	333,000	888,000
Jordan A. Slator
	Change in Control	281,418	422,098	N/A	nil	N/A	nil	703,516
	Termination (other than for Cause)	nil	nil	N/A	435,000	1.5x	182,700	617,700
David. G Kallay
	Change in Control	281,418	422,098	N/A	nil	N/A	nil	703,516
	Termination (other than for Cause)	nil	nil	N/A	435,000	1.5x	182,700	617,700

(a) RSU value is the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65 (Canadian dollars), for all outstanding and awarded RSUs, as though the earned units were settled on that date. Change of control accelerates vesting of RSUs; it does not increase the number. Termination other than for cause accelerates vesting of RSUs with respect to the CEO and results in forfeiture for other NEOs.

(b) PSU value is the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65 (Canadian dollars), for all outstanding and awarded PSUs, as though the earned units were settled on that date, multiplied by the TSR performance factor at target (100%). Change of control accelerates vesting of PSUs; it does not increase the number. Termination other than for cause accelerates vesting of PSUs with respect to the CEO and results in forfeiture for other NEOs.

(c) DSU terms are not affected by a termination or change of control. The payout provisions remain the same regardless of the reason for departure.

(d) No outstanding Share Options were held by NEOs as at December 31, 2023.

(e) Mr. Lambert’s RSUs and PSUs that are not earned shall be deemed to be earned pro-rata based on the number of days the RSUs and PSUs had been outstanding up to the Termination Date, as a proportion of the number of days they would be outstanding assuming they had been held for their full term. This calculation assumes all RSUs and PSUs are held for their full term.

Management Information Circular April 1, 2024	45	North American Construction Group Ltd.

The termination arrangements contained in each employment agreement are outlined for each NEO as follows:

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s second amended and restated executive employment agreement effective January 1, 2021, Mr. Lambert assumed his current position as President and CEO and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $900,000. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $540,000 as of December 31, 2023. Mr. Lambert is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert’s employment agreement is dependent on Mr. Lambert’s compliance with such non-competition and confidentiality agreements.

In the event of a Change of Control, (i) all earned RSUs shall be redeemed and settled within 90 days of the Change of Control, (ii) all RSUs that are not earned shall be considered to be earned as of the Change of Control and shall be redeemed and settled within 90 days of the Change of Control, (iii) all Performance Share Units that are not earned shall be considered to be earned as of the Change of Control and shall be settled and redeemed following receipt of the results required to measure the performance criteria, and (iv) all options outstanding shall be deemed to vest immediately prior to the Change of Control and upon such vesting shall be immediately exercisable. Should Mr. Lambert terminate his employment with the Corporation within two years of the date of a Change in Control, Mr. Lambert’s executive employment contract calls for a retiring allowance equal to one and one-half times his annual base salary which equates to $900,000; additional retiring allowance equivalent to 90% of the STIP target pro-rated to the termination date, which equates to a maximum of $540,000, (i) any and all options granted to the Executive pursuant to the Share Option Plan that are not vested as of the Termination Date, shall accelerate and vest as of the Termination Date, and all vested options to acquire Shares shall thereafter be exercisable in accordance with the terms of the Share Option Plan for 90 days following the Termination Date, (ii) all RSUs that are not earned shall be considered to be earned as the Termination Date and shall be settled and redeemed within 90 days of the Termination Date, and (iii) all Performance Share Units that are not earned shall be considered to be earned as of the Termination Date and shall be settled and redeemed following receipt of the results required to measure the performance criteria.

Jason W. Veenstra

In accordance with the provisions of Mr. Veenstra’s amended and restated executive employment agreement with his appointment to Chief Financial Officer (CFO), effective March 1, 2020, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one times his annual base salary, which equates to $340,000 as of December 31, 2023. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $425,000 as of December 31, 2023. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $510,000 as of December 31, 2023. In addition, if his employment is terminated by the Corporation without cause, Mr. Veenstra is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $306,000 as of December 31, 2023. Mr. Veenstra is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Veenstra’s employment agreement is dependent on Mr. Veenstra’s compliance with such non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s second amended and restated executive employment agreement effective January 1, 2021, Mr. Palmer assumed his current position as Chief Operating Officer (COO) and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $555,000. In addition, if his employment is terminated by the

Management Information Circular April 1, 2024	46	North American Construction Group Ltd.

Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $333,000 as of December 31, 2023. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Palmer’s employment agreement is dependent on Mr. Palmer’s compliance with such non-competition and confidentiality agreements.

Jordan A. Slator

In accordance with the provisions of Mr. Slator’s amended and restated executive employment agreement effective October 1, 2019, Mr. Slator assumed his current position as Chief Legal Officer and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $435,000 as of December 31, 2023. In addition, if his employment is terminated by the Corporation without cause, Mr. Slator is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $182,700 as of December 31, 2023. Mr. Slator is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Slator’s employment agreement is dependent on Mr. Slator’s compliance with such non-competition and confidentiality agreements.

David G. Kallay

In accordance with the provisions of Mr. Kallay’s amended and restated executive employment agreement effective October 1, 2019, Mr. Kallay assumed his current position as Chief Human Resources Officer and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $435,000 as of December 31, 2023. In addition, if his employment is terminated by the Corporation without cause, Mr. Kallay is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $182,700 as of December 31, 2023. Mr. Kallay is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Kallay’s employment agreement is dependent on Mr.  Kallay’s compliance with such non-competition and confidentiality agreements.

Board of Directors Compensation

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2023:

Director	Cash Fees Earned ($)	Share Based Awards Value ($)(a)	Total ($)

Martin R. Ferron(b)	350,000	—	350,000

Bryan D. Pinney(c)	109,000	109,000	218,000

John J. Pollesel(d)	87,500	87,500	175,000

Maryse C. Saint-Laurent(e)	70,000	105,000	175,000

Thomas P. Stan(f)	90,000	90,000	180,000

Kristina E. Williams	57,800	107,200	165,000

Total	764,300	498,700	1,263,000

(a)

Award amounts reflect grant date fair market value of DSUs as calculated in accordance with the deferred share unit plan. The fair market value is based on the value of a share on the market (TSX or NYSE) with the highest trading volume for the five-day or twenty-day (as applicable to the process at the time of grant) preceding the grant date. The number of DSUs is calculated by dividing the DSU award value by the fair market value.

(b)	Mr. Ferron was Chair of the Board for 2023.
(c)	Mr. Pinney was Chair of the Audit Committee and Lead Director for 2023.
(d)	Mr. Pollesel was Chair of the Operations Committee for 2023.
(e)	Ms. Saint-Laurent was Chair of the Governance and Sustainability Committee for 2023.
(f)	Mr. Stan was Chair of the Human Resources and Compensation Committee for 2023.

Management Information Circular April 1, 2024	47	North American Construction Group Ltd.

The current Director compensation program was put in place effective January 1, 2020, after consultation with Mercer. Under the program, each of the Corporation’s non-employee Directors receives an annual retainer of $165,000, with the Lead Director and the chairs of each of the Board committees receiving additional annual retainers as follows: Lead Director and Board Chair - $35,000 each, Chair of Audit Committee - $18,000, Chair of Human Resources and Compensation Committee - $15,000, Chair of Governance and Sustainability committee - $10,000, and Chair of the Operations Committee - $10,000. The Board agreed, as of January 1, 2022, to provide Mr. Ferron with a retainer of $250,000 per year as compensation for his serving on the Board, including serving as Chair of the Board, and an additional $100,000 for serving as Chair of the board of one of the Corporation’s key joint ventures. Joseph Lambert did not receive any remuneration in 2023 for serving as a director over and above his compensation as President and CEO. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. Directors do not receive option-based awards, non-equity incentive plan compensation, pension compensation or any other compensation not detailed in this section.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based.

The HRCC assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the HRCC benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and engages the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007, by the Corporation’s Board and became effective on January 1, 2008. DSUs may be granted to each member of the Board (the “Director Participants”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants may elect to receive up to 100% of their fees in the form of DSUs, but that for so long as the Director participant is in compliance with applicable Share Ownership Guidelines, he or she may elect to receive as little as 0% of their compensation as DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. As and when dividends are paid on the Corporation’s shares, DSUs are issued to holders in an amount equivalent to the dividend that would have been earned if the DSU was a share.

The following described the basic terms of DSUs issued in 2023:

Participants	Executives and Directors active on the grant date.

Vesting	Immediately “Earned” on date of grant.

Settlement Timing	Settled within 21 days of the Redemption Date, which is: (a) December 1st of the calendar year immediately following the year in which the termination of service occurs for Canadian NEOs or Directors; or (b) the date that termination of service occurs for U.S. resident NEOs or Directors.

Cash Settlement	Settled in cash based on the fair market value of a common share as of the Redemption Date. The fair market value is based on the value of a share on the TSX for the five trading days preceding the Redemption Date.

Change of Control	Deemed to remain as earned, but no settlement is triggered.

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long-term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director. The Board periodically reviews its Share Ownership Guidelines, including having

Management Information Circular April 1, 2024	48	North American Construction Group Ltd.

such guidelines reviewed by its compensation consultant Mercer. Effective January 1, 2021, directors are required to hold $495,000 of equity in the Corporation (i.e. 3x total base annual compensation), with the lead Director and the Chair of the Board each being required to hold $600,000 of equity in the Corporation (i.e. 3x the amount of total base annual compensation plus lead director or chair fee, as applicable), in each case represented by NACG Common Shares and/or DSUs. Such ownership level must be achieved within five years of the initial appointment or election as a director. Once the share ownership threshold was achieved, the number of NACG Common Shares and DSUs representing the compliance level were required to be held for at least 30 days to qualify. Thereafter that number of NACG Common Shares or DSUs are required to be maintained in order to remain compliant, regardless of a subsequent decrease in NACG Common Share price.

All current Directors comply with, or are on track to be in compliance with, these Share Ownership Guidelines.

Outstanding Share-Based Awards

There were no option-based awards held by directors as at December 31, 2023. The only non-vested share-based awards held by directors as at December 31, 2023, were those PSUs and RSUs held by Martin Ferron and Joseph Lambert. Martin Ferron received share-based awards in executive roles held prior to January 1, 2023. Award disclosure for Joseph Lambert, as a current executive, is listed above under “Incentive Plan Awards” and is not repeated below. As of December 31, 2023, the following vested share-based awards are held by the non-NEO directors:

	Share-Based Awards
Director	Number of Vested Share- Based Awards Not Paid Out or Distributed	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed($)(a)(b)	Number of Units of Shares Not Vested	Market or Payout Value of Share-Based Awards Not Vested ($)(c)

Martin R. Ferron	265,962	7,353,862	6,452	178,408

Bryan D. Pinney	173,152	4,787,646	nil	nil

John J. Pollesel	55,488	1,534,235	nil	nil

Maryse C. Saint-Laurent	28,676	792,884	nil	nil

Thomas P. Stan	61,140	1,690,509	nil	nil

Kristina E. Williams	27,487	760,028	nil	nil

(a)

Value is the number of share-based awards (DSUs) on record as of December 31, 2023, multiplied by the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65(Canadian dollars), as though the earned units were redeemed on that date.

(b)

Share-based awards includes awarded values, in addition to DSUs, Mr. Ferron was awarded in executive roles held prior to January 1, 2023 - representing PSUs awarded to Mr. Ferron, plus reinvested dividends and RSUs awarded to Mr. Ferron, plus reinvested dividends. Calculated as the number of RSUs and PSUs awarded at the year ending December 31, 2023. Value is calculated as of December 31, 2023, multiplied by the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65 (Canadian dollars), as though the earned units were redeemed on that date.

(c)

Share-based awards not vested includes outstanding values Mr. Ferron was granted in executive roles held prior to January 1, 2023 - representing PSUs granted to Mr. Ferron, plus reinvested dividends and RSUs granted to Mr. Ferron, plus reinvested dividends. Calculated as the number of RSUs and PSUs outstanding at the year ending December 31, 2023. Value is calculated as of December 31, 2023, multiplied by the NOA Closing Price as of December 31, 2023, on the TSX, which was $27.65 (Canadian dollars), as though the units were earned and settled on that date.

Incentive Plan Awards - Value Vested or Earned During the Year

No option-based awards vested during the calendar year ended December 31, 2023, nor was any non-equity incentive plan compensation earned during the year by directors other than Joseph Lambert as President and CEO. The following table sets forth the value of share-based awards of the directors that vested during the year ended December 31, 2023:

Director	Share-Based Awards – Value Vested During the Year ($)(a)

Martin R. Ferron(b)	619,384

Bryan D. Pinney	163,988

John J. Pollesel	105,315

Maryse C. Saint-Laurent	113,923

Thomas P. Stan	109,281

Kristina E. Williams	115,750

(a) Includes the value of DSUs and reinvested dividends earned during the calendar year ended December 31, 2023, multiplied by their fair market value on the record date (“FMV”).

Management Information Circular April 1, 2024	49	North American Construction Group Ltd.

(b) Share-based awards includes equity settlement values Mr. Ferron was granted in executive roles held prior to January 1, 2023 - representing the equity settlement of PSUs granted to Mr. Ferron on July 1, 2019, plus reinvested dividends and the equity settlement of the 3rd tranche of RSUs granted to Mr. Ferron on July 1, 2019, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2020, and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2021, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2023, multiplied by the Closing Price on the TSX on June 30, 2023, which was $25.63.

Securities Authorized for Issuance Under Equity Compensation Plans

The Corporation has no securities available for future issuance under equity incentive plans or security based compensation arrangements, as defined in section 613 of the TSX Company Manual, as at December 31, 2023. The Corporation’s Share Option Plan was terminated as of November 17, 2021, with no options outstanding at the time of termination. Awards under the Corporation’s LTIP (which provides for the granting of RSUs and PSUs) and DSU Plan are not settled with shares issued from treasury.

Indebtedness of Directors and Officers

None of the directors, executive officers or employees of the Corporation or any of its subsidiaries, nor any of the former directors, executive officers or employees of the Corporation or any of its subsidiaries, had any outstanding indebtedness to the Corporation or any of its subsidiaries, nor to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, during the year ended December 31, 2023, or as at the date of this Circular.

Interest of Informed Persons in Material Transactions

At no time since the beginning of the Corporation’s last completed fiscal year, has any informed person of the Corporation (as such term is defined under applicable securities laws), any proposed director of the Corporation or any associate or affiliate of any such informed person or proposed director had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

Independence

The Board has determined that each of the directors, other than Martin Ferron and Joseph Lambert, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to foreign private issuers and applicable Canadian securities laws. Martin Ferron held an executive officer position with the Corporation within the previous three years and is therefore not considered independent. Joseph Lambert currently holds the position of President and Chief Executive Officer with the Corporation and is therefore not considered independent. Because the Chair of the Board, Martin Ferron, is not considered independent, the Board has appointed one of its independent directors, Bryan Pinney, as Lead Director. The Lead Director’s roles and responsibilities are set out in the attached Corporate Governance Policy and Board Mandate.

National Policy 58-201 – “Corporate Governance Guidelines” of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Further, listing requirements of the New York Stock Exchange applicable to foreign private issuers require that the Board be composed of a majority of independent directors. With six of eight current and proposed directors being independent, the Board is, and will be, composed of a majority of independent directors.

To facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in camera sessions which exclude any non-independent directors and members of management. In camera meetings are held as part of every regularly scheduled Board meeting and are led by the Lead Director. In the fiscal year ended December 31, 2023, the Board held five in camera sessions that excluded non-independent directors and members of management. Except for those in camera sessions, there were no formal separate meetings of independent Board members that took place.

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Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From

Vanessa A. Guthrie	Santos Limited	ASX	July, 2017

	Orica Limited	ASX	February, 2023

	Lynas Rare Earths Limited	ASX	October, 2020

Bryan D. Pinney	SNDL Inc.	NASDAQ	December, 2019

	TransAlta Corporation	TSX, NYSE	April, 2018

John J. Pollesel	Electra Battery Materials Corporation	OTCQB, TSX-V, NASDAQ	May, 2017

Director Meeting Attendance and Committee Membership

During 2023, there were a total of 16 meetings of the Board, 4 meetings of the Audit Committee, 6 meetings of the Human Resources and Compensation Committee, 7 meetings of the Governance and Sustainability Committee and 5 meetings of the Operations Committee. The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2023.

	Board	Audit	Human Resources and Compensation	Governance and Sustainability	Operations
Martin R. Ferron	16 of 16	N/A	N/A	N/A	5 of 5
Joseph C. Lambert	16 of 16	N/A	N/A	N/A	N/A
Bryan D. Pinney	16 of 16	4 of 4	6 of 6	7 of 7	N/A
John J. Pollesel	15 of 16	4 of 4	N/A	N/A	5 of 5
Maryse C. Saint-Laurent	16 of 16	N/A	6 of 6	7 of 7	N/A
Thomas P. Stan	16 of 16	N/A	6 of 6	N/A	5 of 5
Kristina E. Williams	16 of 16	4 of 4	N/A	7 of 7	N/A

•	“N/A” means not on Committee in 2023

Board of Directors Mandate

The Corporation has adopted a Corporate Governance Policy and Board Mandate which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors, (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy and Board Mandate for the Corporation is attached hereto as Schedule “A” and can also be found on the Corporation’s website at www.nacg.ca.

Position Descriptions

The position descriptions for the Chair of the Board, the Lead Director, the Committee Chairs and the Chief Executive Officer, including their respective roles and responsibilities, are all set out in the attached Corporate Governance Policy and Board Mandate.

Orientation and Continuing Education

The Governance and Sustainability Committee, in conjunction with the Board Chair, the Lead Director and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. New directors also participate in site visits that include meetings with operations, support and administrative personnel. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

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The Board is provided with quarterly updates by management on governance topics of interest, including changes to applicable regulations and guidelines as well as governance best practices. The Board also receives periodic updates from its external compensation consultants on matters related to compensation and from its auditors on financial and accounting topics of interest. Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Director Competencies Matrix

The following table lists the qualities, capabilities, competencies and skills of the Directors standing for election at the Meeting, as well as their tenure as directors as of the date of the Meeting:

Independent Director | Senior Officer	Martin Ferron	Vanessa Guthrie	Joseph Lambert	Bryan Pinney	Maryse St-Laurent	Kristina Williams	Thomas Stan	John Pollesel

Gender	M	F	M	M	F	F	M	M

Age (years)	65-70	60-65	55-60	70-75	60-65	45-50	65-70	60-65

NACG Board Tenure (years)	45214	0-5	0-5	5-10	0-5	0-5	5-10	5-10

Competencies and Experience

Governance

Board Experience

Committee Experience

Chair Experience

Leadership

CEO

Senior Management

Industry Knowledge | Experience

Mining / Earthmoving

Construction

Heavy Equipment

Other Resources

Technology Innovation

Financial Acumen

Financial Literacy

Accounting Designation

Banking | Capital Markets

Operations | Management

Business Development

Engineering

Project Management

HR | Compensation

International

Sales and Marketing

Strategic Planning

Enterprise Risk Management

Cybersecurity

Information Technology

Management Information Circular April 1, 2024	52	North American Construction Group Ltd.

Independent Director | Senior Officer	Martin Ferron	Vanessa Guthrie	Joseph Lambert	Bryan Pinney	Maryse St-Laurent	Kristina Williams	Thomas Stan	John Pollesel

Competencies and Experience

Legal | Government | Environment

Corporate Law

Securities Law

Government Policy | Relations

Health | Safety | Environment

Social Responsibility

Sustainable Practices

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s directors, officers and employees. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

All NACG personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code or any applicable law or regulation. The Code outlines several channels for reporting violations, including communication with an immediate supervisor, the Human Resources Department, the Chief Executive Officer or any Vice President, or any Board member. In instances where anonymity is desired, personnel are directed to contact ClearView Connects which is an independent ethics reporting firm. ClearView Connects is available 24 hours a day, 365 days a year to all employees, contractors, and customers. ClearView Connects is accessible via the Corporation’s external website as well as on internal intranet sites. the Corporation’s Ethics Reporting Policy, which is available at www.nacg.ca, provides further detail about the options for reporting violations of the Code or of any other NACG policies.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair, the Lead Director or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair, the Lead Director and the Board Chair will have access, at all times, to the status and content of Reported Violations.

Retaliation by the Corporation or by the Corporation’s personnel against anyone who acts in good faith in reporting any violation of the Code is expressly prohibited. All reporting of violations of the Code are required to be held by the recipient of the report in strict confidence except as may be required to address the violation or otherwise as disclosure may be required by law. This generally provides protection from work-place harassment or retaliation. In the event retaliation is a concern for a reporter, however, management will take steps, including reassignment to a different geographic worksite, if necessary, to ensure that supervision and reporting channels are structured to avoid any real or perceived direct or indirect pressure, intimidation or retaliation with respect to a reporter.

Compliance with the Code is a condition of employment with the Corporation. All members of the Board, officers, salaried staff, superintendents and nonunion hourly professionals, management and supervision are required to take an online course on an annual basis that explains the content, meaning and application of the Code. As such, personnel are also required to read and reaffirm their agreement to comply with the Code. Field and maintenance hourly workforce are required to read the Code and to sign an acknowledgment form upon commencement of employment.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

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Governance and Sustainability Committee and Nomination of Directors

The Governance and Sustainability Committee is responsible for identifying, assessing and recommending to the Board new nominees for election to the Board by the shareholders at annual meetings or to fill vacancies on the Board that occur between shareholder meetings. The Committee normally identifies potential new candidates through a combination of external search firms and by direct referral from Board members or others. Potential candidates are vetted through a process of due diligence and are also interviewed by members of the Committee, the Chair, the Lead Director, and by other members of the Board. After assessing potential candidates, the Committee makes a recommendation to the Board. In 2023 the Committee retained ZRG Partners, LLC, to assist in identifying candidates for a vacant Board position that the Board created as a result of the Company’s expansion into Australia. That process ultimately resulted in the appointment of Dr. Vanessa A Guthrie, AO, to the Board on March 1, 2024. In addition to its role in identifying, assessing and recommending new candidates for Board nomination, the Committee also conducts an annual review with respect to re-nomination of incumbents and makes recommendations to the Board regarding corporate governance matters, policies and practices generally, including with respect to environmental and social governance matters. For a more detailed description of the roles and responsibilities of the Governance and Sustainability Committee, see our most recently filed Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.nacg.ca. In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the Board has affirmatively determined that the Committee is composed solely of independent directors. Our Board has adopted a written charter for the Governance and Sustainability Committee that is available on our website at www.nacg.ca. The Governance and Sustainability Committee is currently composed of Bryan Pinney, Maryse Saint-Laurent and Kristina Williams, with Ms. Saint-Laurent serving as Chair.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee is charged with the responsibility for supervising Board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. The Board’s process for determining compensation for the Corporation’s executives is described in extensive detail above under “Compensation Discussion and Analysis”. The process for determining Board compensation involves obtaining the advice of independent compensation consultants to determine a market-competitive compensation package that aligns with the interests of shareholders and is comparative to the Board compensation paid by our compensation comparator group. Based on such advice, the Committee makes periodic recommendations to the Board regarding changes in compensation. For a more detailed description of the roles and responsibilities of the Human Resources and Compensation Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.nacg.ca. In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the Board has affirmatively determined that the Committee is composed solely of independent directors. Our Board has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Vanessa Guthrie, Bryan Pinney and Maryse Saint-Laurent, with Mr. Stan serving as Chair.

Audit Committee

The Audit Committee recommends independent public accountants to the Board, reviews the quarterly and annual financial statements and related management discussion and analysis, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. For a more detailed description of the roles and responsibilities of the Governance and Sustainability Committee, including the full text of its written charter, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.nacg.ca. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our Board has affirmatively determined that our Audit Committee is composed solely of independent directors. The Audit Committee is currently composed of Bryan Pinney, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chair.

Operations Committee

The Operations Committee is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due

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diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where Board guidelines require approval at a level above CEO, and reviewing and monitoring the Corporation’s insurance policies. For a more detailed description of the roles and responsibilities of the Operations Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.nacg.ca. The Board has affirmatively determined that the Operations Committee is composed solely of independent directors. Our Board has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Martin Ferron, Vanessa Guthrie, John Pollesel and Thomas Stan, with Mr. Pollesel serving as Chair.

Board Assessment

The Board, its committee and the directors are regularly assessed with respect to their effectiveness and contribution. At each regular quarterly meeting of the Board and each of its committees, an in camera session is held separate from management in which, among other things, the Board and each committee perform self-assessments. Such quarterly assessments are conducted through frank and open discussion among Board members or committee members, as applicable. On an annual basis the Board conducts a more formal peer review survey. Under the annual peer review process, the General Counsel for the Corporation circulates questionnaires to be filled out on a confidential basis by all directors addressing such topics as independence, roles and responsibilities, leadership, director selection, competencies and development, agendas meetings and minutes, Board relationships and communication, information and internal reporting, Board dynamics and decision making, strategic responsibilities, financial reporting and internal controls and individual director effectiveness and contribution. The responses to such surveys are reviewed by the Chair of the Governance and Sustainability Committee, the Chair of the Board and by the Lead Director. One-on-one interviews with directors are conducted by the Chair of the Board to obtain any comments or input regarding Board function and effectiveness beyond the responses in the survey. The Chair of the Governance and Sustainability Committee also conducts one-on-one interviews with the other directors with respect to the Chair’s effectiveness. The Chair of the Board and Chair of the Governance and Sustainability Committee present a summary of key comments or issues identified to the Board as a whole for discussion. Any changes resulting from such discussion are then implemented.

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of Board renewal and Board continuity. The Governance and Sustainability Committee considers and assesses Board and committee composition on a regular basis as well as performing peer review assessments with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Governance and Sustainability Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation. Our eight nominees, who are all also current members of the Board, have an average tenure on the Board of 5 years and 10 months.

Board and Senior Management Diversity

We consider diversity and inclusion to be important building blocks of our company culture. Paired together, these two fundamental forces help build a corporate culture that encourages, supports, and celebrates the diverse voices of our employees. It fuels our innovation and connects us closer to our customers and the communities we serve. Part of our strategy to build this inclusive and diverse base includes strengthening and diversifying our Board and senior management teams. The Board believes that having a diversity of perspectives and viewpoints among its members and among senior management is a significant benefit to the Corporation. To these ends, the Corporation has established a written Board and Senior Management Diversity Policy that requires the Board and the Governance and Sustainability Committee, when identifying, nominating, and selecting candidates for appointment or election to the Board and to senior management positions, to consider:

(a)

the qualifications, skills, knowledge, experience and expertise of each potential candidate and the way in which the same would complement the qualifications, skills, knowledge, experience and expertise of existing Board members or members of senior management; and

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(b)

whether each potential candidate is a woman, Aboriginal person, person with disabilities or member of a visible minority and the extent to which such candidate’s appointment would advance the Corporation’s diversity objectives.

In 2022, the Board set a target of achieving at least 30% representation by women on the Board. As of March 1, 2024, the Corporation met its target, with women currently holding three out of eight board positions, or 37.5%, of all Board positions. Further, women comprise three out of five, or 60%, of all independent directors on the Board. Upon election of the directors put forward for nomination at the Meeting to which this Circular relates, those numbers will stay constant.

The Corporation has not set a target for representation of women in senior executive positions within the Corporation. The Corporation’s senior executive group is small, turnover among the group is not expected in the near future and the Corporation does not feel that it is prudent at the present time to increase the size of the senior executive group. In lieu of setting senior executive targets, however, the Corporation has set a target of having women comprise 30% of the Corporation’s “senior leadership” by December 31, 2025. The Corporation defines “senior leadership” as the senior executive group plus the group of managers below the senior executive who have significant influence on the direction and management of the Corporation’s business and people. We believe that taking this approach gives us the best opportunity to develop future executives from within the Corporation. The senior leadership group currently comprises 21 people, 2 of whom are women, resulting in 9.5% gender diversity presently. The Corporation has implemented a plan to invest in leadership development for women employees within the senior leadership group, and within the Corporation generally, in an effort to reinforce leadership knowledge, skills, and abilities required to ultimately fill senior management positions. We have also implemented a succession and development program designed to identify key women within the organization to train for management and supervisory positions.

The Board and the Governance and Sustainability Committee have been charged with the responsibility of ensuring that the Board and Senior Management Diversity Policy, and the targets established thereunder, are implemented and that the effectiveness of such policy is assessed regularly and no less than once per year. Under the Board and Senior Management Diversity Policy management is required to report to the Governance and Sustainability Committee and to the Board at least annually on the programs and processes that have been implemented by the Corporation for the purpose of advancing women in senior management roles and the progress achieved under those programs and processes.

The Board has not set any specific targets for representation of Aboriginal persons, persons with disabilities or members of visible minorities on the Board or in senior management positions at this time, nor does it presently have any persons within such designated groups on its Board or in senior management positions. The Board has determined that it is not of sufficient size to make such targets practical within a reasonable timeframe and does not wish to set such a long timeframe as to make the targets meaningless. The Board and Governance and Sustainability Committee does give consideration to such factors, however, and will periodically reassess the issue of specific targets.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Construction Group Ltd., 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2023, together with the accompanying Auditor’s Report and the MD&A;

(b)	this Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR+ at www.sedarplus.ca, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s website at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NACG Shareholders, other than the election of directors, require a simple majority of the NACG Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

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Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2024 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than January 5, 2025.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Acheson, Alberta, this 1st day of April, 2024.

/S/ Joseph Lambert
President & Chief Executive Officer

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SCHEDULE A - CORPORATE GOVERNANCE POLICY AND BOARD MANDATE

1	Introduction

The Board is responsible for the stewardship of the Corporation as well as supervision of the management of the business and affairs of the Corporation. The Board is committed to following corporate governance practices that help ensure the Board serves the best interests of the Corporation in discharging those responsibilities. This Policy sets out the framework for those corporate governance practices.

2	Objectives

The objectives of this Policy are to:

(a)	establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and

(b)	outline and comply with the governance requirements of applicable regulators and stock exchanges.

3	Definitions

In this Policy:

(a)	“Board” means the board of directors of the Corporation;

(b)	“CEO” means the Chief Executive Officer of the Corporation;

(c)	“Chair” or “Board Chair” means the chair of the Board;

(d)	“Committee” means any committee of directors established by the Board for the purpose of carrying out certain delegated functions of the Board;

(e)	“Committee Chair” means the chair of any Committee;

(f)	“Corporation” means North American Construction Group Ltd.;

(g)

“Executive Officer” means the CEO, President, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Human Resources Officer, each Vice-President of the Corporation and the Executive Chair, if one is appointed; and

(h)	“Lead Director” means the lead director appointed under Section 5.5, if applicable.

4	Scope

This Policy applies to all activities of the Board.

5	Policy

5.1	Directors

The Board has determined that it will be comprised of at least 6 directors in order to fill all of the Committees required for an effective governance structure and to meet the regulatory requirements of applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the costs of operating the Board.

Directors are expected to use their skill and experience to provide oversight to the business of the Corporation. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. A full description of the responsibilities of each director is set out in Appendix A.

5.2	Chair

The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected. The Chair may be an executive Chair or a non-executive Chair. The position description for the Chair is set out in Appendix B.

5.3	Committees

In order to ensure effective management of the workload and concurrently meet the regulatory requirements of applicable stock exchanges the Board will delegate certain of its responsibilities to the following Committees:

(a)	Audit Committee

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(b)	Governance and Sustainability Committee

(c)	Human Resources and Compensation Committee

(d)	Operations Committee

The Board will appoint a Committee Chair for each Committee from among the members of the Committee. The position description for Committee Chairs is set out in Appendix C.

Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter, and any amendments, will be reviewed and approved by the Governance and Sustainability Committee and the Board and publicly disclosed on the Corporation’s website once approved.

Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Governance and Sustainability Committee and will report the findings of that annual review to the Board.

5.4	Board and Committee Composition

The Board will periodically review Board and Committee composition, consider and approve the nomination of directors recommended by the Governance and Sustainability Committee, fill vacancies among the directors, appoint additional directors and appoint directors to Committees.

5.5	Director Qualifications and Diversity Criteria

In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:

(a)	what competencies, qualifications, skills, knowledge, experience and expertise the Board, as a whole, should possess;

(b)	the competencies, qualifications, skills, knowledge, experience and expertise of existing Board members;

(c)	the competencies, qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement that of existing Board members;

(d)	whether a potential candidate can devote sufficient time and resources to his or her duties as a board member; and

(e)	the diversity criteria set out in the Board and Senior Management Diversity Policy as well as any diversity targets established in such policy.

Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the diversity criteria and targets, if applicable, set out in the Board and Senior Management Diversity Policy when identifying and selecting candidates for appointment to Executive Officer positions.

5.6	Independence

The Board will be comprised of a majority of independent directors. Each member of the Audit Committee, the Governance and Sustainability Committee and the Human Resources and Compensation Committee must be an independent director.

The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Corporation or with management that may affect or be perceived to affect, the director’s ability to act in the best interests of the Corporation. A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or regulation or in the rules or policies of any applicable regulator or stock exchange on which the Corporation’s securities are listed for trading. The Board may adopt other categorical standards for determining whether a director is independent and will review the independence of each of the non-management directors annually.

The CEO of the Corporation may serve as a director of the Corporation and, if appointed to the Board, will be the only management director except to the extent and executive Chair is appointed.

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In the event the Board determines that it is appropriate and in the best interests of the Corporation to have the same individual serve concurrently as both Chair and CEO, the Board may make such appointment. In such case, or in the case where an executive Chair is appointed, the Board will appoint an independent director (the “Lead Director”) to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties. The position description for the Lead Director is set out in Appendix D.

The Board has adopted a policy of meeting in camera, with only independent directors present, at each regularly scheduled Board meeting. In camera sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.

Directors are expected to speak and act independently, respecting differing views held by other directors and management.

5.7	Interlocks

An interlock occurs when two or more directors of the Corporation are members on the same board of directors of another public company. No more than two directors may sit on the same public company board without the prior consent of the Board. In considering whether or not to permit more than two directors to serve on the same board, the Board must take into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of the members of the Audit Committee may serve on more than three public company audit committees without Board approval.

5.8	Strategic Planning

The Board will adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation.

5.9	Oversight of Risks

The Board in discharging its oversight responsibilities, must satisfy itself that the risk management policies and procedures designed and implemented by the Corporation’s senior management are consistent with the Corporation’s strategy and risk appetite. The Board must insist on the implementation of appropriate systems to manage the Corporation’s principal risks, including the implementation of appropriate internal controls and management information systems. The Board must also foster an enterprise-wide culture that supports appropriate risk awareness, behaviors and judgments, as well as one that recognizes and addresses risk-taking beyond the Corporation’s determined risk appetite.

5.10	Ethics and Conflicts of Interest

The Board is responsible for fostering a culture of integrity within the Corporation and in fulfilling that responsibility will:

(a)	satisfy itself as to the integrity of the Executive Officers and that the Executive Officers create a culture of integrity throughout the organization;

(b)

approve and adopt a Code of Conduct and Ethics Policy applicable to directors, officers and employees of the Corporation and periodically review the same to ensure conformance with evolving best practices for corporate governance;

(c)

monitor compliance with the Code of Conduct and Ethics Policy, address and respond to any material departures from the same by any director or Executive Officer that come to the attention of the Board, consider any request for a waiver from the provisions of the same for the benefit of any director or Executive Officer and grant any such waiver if determined by the Board to be appropriate and in the best interests of the Corporation; and

(d)	promote that, in conducting their own business, directors should not place themselves in a position of conflict with the Corporation.

A director has a conflict if he or she is:

(a)	a party to a material contract or transaction or proposed material contract or transaction with the Corporation;

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(b)	a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(c)	a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.

Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair as well as the Lead Director if a Lead Director has been appointed. The director shall also advise the CEO and the corporate secretary of the conflict.

Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity. To minimize the possibility of a conflict of interest not being identified, directors will provide to the Corporation and update annually, a list of all shares and options held in the Corporation and all other director positions held in other organizations. Any director owning more than 10% of the outstanding shares of any company or other organization should disclose this ownership to the Corporation’s corporate Secretary.

5.11	Director Compensation

The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.

The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors’ compensation, including compensation of the Chair, the Lead Director and the Committee Chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.

To more closely align the interests of directors and the Corporation’s shareholders, a portion of the directors’ fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Corporation for their own accounts.

A management director will not receive additional compensation for Board service.

5.12	Orientation and Education for Directors

The Board, in conjunction with management, will provide an orientation program for new directors. The Board will ensure that all new directors understand the role of the Board and its Committees. Each director will be provided with a copy of all of the corporate governance policies and charters. Management will conduct orientation sessions with new directors to review the Corporation’s business, issues, risks and opportunities.

The Board, in conjunction with management, will provide continuing education opportunities for all directors so that individuals may maintain or enhance their skills and abilities as directors on an ongoing basis. Management will provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business and to ensure their understanding of the Corporation’s business remains current.

5.13	Executive Team

The Board, at the recommendation of the Human Resources and Compensation Committee, will appoint the Executive Officers of the Corporation and will monitor their performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board, at the recommendation of the Human Resources and Compensation Committee, will ensure that Executive Officers receive training and education as determined by the Board to be appropriate to ensure their ongoing professional development and improvement.

The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO’s recommendation of a successor in the event of an unexpected incapacitation of the CEO.

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5.14	Access to Advisors

The Board and each Committee will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board or Committee in the conduct of its respective duties. The engagement of such advisors will be at the expense of the Corporation.

Any individual director who wishes to engage a non-management advisor at the expense of the Corporation to assist on matters involving his or her responsibilities as a director must review the request with and obtain the authorization of the Chair. Authorization of the Lead Director must also be obtained where a Lead Director has been appointed.

5.15	Term Limits

As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, considerable insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and reviews annually the composition of the Board in light of its strategic direction.

5.16	Evaluation

The Board is responsible to ensure the continued effectiveness of the Board, its Committees and the individual directors and to foster a process of continuing improvement. Each director will periodically participate in a Board and Committee effectiveness assessment as well as an individual assessment by the director’s peers. Board and Committee assessments will consider, among other things, the effectiveness of the Board or Committee in achieving its mandate as set out in this Policy or the relevant Committee charter, as applicable. Individual peer assessments will consider, among other things, the competencies and skills the individual director is expected to bring to the Board, the director responsibilities set out in Appendix A and the applicable position descriptions for any director serving as Board Chair, Lead Director or the chair of any Committee. The Governance and Sustainability Committee is responsible for establishing the process for Board, Committee and individual director assessments.

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APPENDIX A: Responsibilities of Directors

Directors are expected to:

•	Understand and fulfill the legal requirements and fiduciary and other obligations of a director.

•	Act honestly and in good faith with a view to the best interests of the Corporation.

•	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•	Participate, as necessary, in the review and approval of Corporation policies and strategies and in monitoring their implementation.

•	Exercise their directors’ powers for the purposes for which they are intended.

•	Comply with the Corporation’s Code of Conduct and Ethics Policy.

•	Disclose to the Board when their personal interests and their duty to the Corporation are brought into conflict.

•	Use their abilities, experience and influence constructively.

•	Respect the confidentiality of fellow Board members and of the Corporation.

•	Understand the difference between governing and managing and not encroach on management’s mandate and areas of responsibility.

•

Participate, as requested by the Board, on Board Committees. The Board will endeavour to limit a director’s participation to two Committees in order to enable the director to give proper attention to each Committee, as well as to the Board. Committee members are expected to become knowledgeable about the purpose and goals of the relevant Committees, as well as the process of Committee work and the role of management, staff and outside advisors supporting the Board’s Committees.

•	When appropriate, communicate with the Board Chair and the CEO between meetings and be responsive when an officer of the Corporation or member of the Board desires to communicate between meetings.

•	Prepare for Board and Committee meetings in advance.

•

Attend all regular scheduled Board and Committee meetings in person or by other electronic means. A director will notify the Board Chair or the CEO if he or she will not be able to attend or participate in a meeting.

•	Become sufficiently knowledgeable about the Corporation’s business, services, principal regulators and industry.

•	Develop an understanding of the role of the Corporation in the communities in which it operates.

•	Maintain an understanding of the legislative, business, social and political environments within which the Corporation operates.

•	Maintain an understanding of the strategic planning process and principal risks of the Corporation.

•	Remain knowledgeable about the executive management structure and overall management of the Corporation.

•	Keep abreast of corporate governance developments and emerging best practices in corporate governance.

•

Take part in a periodic performance review of the Board as a whole and of any Committee to which he or she is a member in an honest and positive manner in order to contribute to continuous improvement in relation to the functioning of the Board and the Committees.

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APPENDIX B: Board Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Board Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2	The Board Chair shall be appointed by the Board and will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of the Board Chair is to provide leadership to the Board in matters relating to the effective execution of all Board responsibilities.

1.4	The Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

1.5	The responsibilities of the Board Chair are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Board Chair are to be carried out in conjunction and cooperation with the Lead Director when a Lead Director has been appointed. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2	Board Leadership

The Board Chair has the responsibility to:

2.1	Provide leadership in ensuring that the Board works harmoniously as a cohesive team.

2.2

Facilitate the Board functioning independently of management by ensuring that independent directors meet regularly without management or other non-independent directors present as well as by engaging outside advisors as required.

2.3

Provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected.

2.4	Attend Committee meetings and communicate with directors between meetings, as required.

2.5	Establish procedures to govern the Board’s work including:

•	working with the CEO and Corporate Secretary to schedule meetings of the Board and its Committees;

•	developing the agenda for Board meetings with input from other directors and management;

•	working with the CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Board;

•	working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;

•	chairing all meetings of the Board, to the fullest extent possible;

•	encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

•	in conjunction with the Lead Director if applicable, ensuring that independent directors have the opportunity to meet in camera at each meeting of the Board;

•	ensuring that any decisions arising from in camera sessions are conveyed to the Secretary to be included in the minutes of the meeting;

•	ensuring that the Board has appropriate administrative support; and

•	addressing complaints, questions and concerns regarding Board matters, including consideration and approval of a director’s request to engage a non-management advisor at the Corporation’s expense.

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3	Board Development

The Board Chair has the responsibility to:

3.1	Assist the Governance and Sustainability Committee in implementing the Board assessment process and lead the Board in discussing the results.

3.2	Lead in continuous improvement of Board processes and provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business.

3.3	Upon recommendation of the Governance and Sustainability Committee, and in conjunction with the Lead Director if applicable, approach new candidates to serve on the Board.

4	Working with Management

The Board Chair has the responsibility to:

4.1	Represent shareholders and the Board to management and represent management to the Board and shareholders.

4.2	Work with the Board and the CEO to ensure that the Corporation is building a healthy governance culture.

4.3	Assist in effective communication between the Board and management, including follow-up of major items required by management or the Board.

4.4	Communicate openly and effectively with the CEO regarding strategy, corporate risks, governance, overall performance of the Corporation and feedback from directors.

4.5	Maintain regular contact with the CEO to keep well informed on the major affairs and operations of the Corporation.

4.6	Assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers and ensuring succession plans are in place at the senior management level.

4.7	Serve as advisor to the CEO and other Executive Officers.

5	Shareholder Relations

The Board Chair has the responsibility to:

5.1	Chair annual and special meetings of the shareholders.

5.2

Receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices. The Board Chair will inform and consult with management to determine an appropriate response.

Management Information Circular April 1, 2024	65	North American Construction Group Ltd.

APPENDIX C: Committee Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of each Committee Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

Each Committee Chair shall be an independent director and shall be appointed by the Board. Each Committee Chair will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of each Committee Chair is to provide leadership in matters relating to the effective execution of all Committee responsibilities.

1.4	Each Committee Chair’s performance will be measured based on the satisfaction of Committee members and of the Board regarding the functioning of the Committee.

1.5	The responsibilities of each Committee Chair are to be carried out in a manner consistent with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

2	Role and Responsibilities

Each Committee Chair has the responsibility to:

2.1	provide leadership in ensuring that the Committee works harmoniously as a cohesive team;

2.2	facilitate the Committee functioning independently of management by meeting regularly without management and engaging outside advisors as required;

2.3	communicate with Committee members between meetings as required;

2.4	facilitate information sharing with other Committees, as required, to address matters of mutual interest or concern;

2.5	lead in continuous improvement of Committee processes and provide Committee members with opportunities to increase their knowledge and understanding of the Corporation’s business;

2.6	assist in effective communication between the Committee and management, including follow-up of major items required by management, the Board or by the Committee;

2.7	establish procedures to govern the Committee’s work including:

•	work with the CEO and Corporate Secretary to schedule meetings of the Committee;

•	develop the agenda for Committee meetings with input from the Board Chair, other Committee members and management;

•	work with the Board Chair, CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Committee;

•	work with the Board Chair and CEO to ensure that the conduct of Committee meetings provides adequate time for proper discussion of relevant issues;

•	chair all meetings of the Committee;

•	encourage full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

•	report regularly to the Board on the activities of the Committee, including the results of meetings and reviews undertaken and any associated recommendations;

•	brief the Board Chair and the Lead Director, if one has been appointed, regularly on the key issues facing the Committee;

•	work with the Corporate Secretary to obtain appropriate administrative support for the Committee; and

•	address complaints, questions and concerns regarding Committee matters.

Management Information Circular April 1, 2024	66	North American Construction Group Ltd.

APPENDIX D: Lead Director – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Lead Director of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

The Lead Director shall be an independent director and shall be appointed by the Board to serve in that role when the Chair of the Board is not considered to be independent as required under securities laws. The Lead Director will hold office until such time as he or she resigns or is replaced by a majority vote of the Board or until such time as the Board determines that the Chair of the Board is deemed to be independent.

1.3

The prime responsibilities of the Lead Director are to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties.

1.4

The Lead Director’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of the independent directors regarding the effective exercise by the Board of independent judgement.

1.5	The responsibilities of the Lead Director are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Lead Director are to be carried out in conjunction and cooperation with the Board Chair. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2	Role and Responsibilities

The Lead Director has the responsibility to:

2.1	together with the Board Chair, oversee the Board’s discharge of its duties;

2.2	work with the Board chair, the CEO and the Board to ensure the Corporation is building a healthy governance culture;

2.3	work with the Board Chair and management to set the agenda for each meeting of the Board and ensure the Board is provided with appropriate associated materials;

2.4	attend Committee meetings and communicate with directors between meetings, as required;

2.5	together with the Board Chair, work with the Committees of the Board to ensure they have a proper structure and appropriate assignments;

2.6

together with the Board Chair, oversee the responsibilities and functions delegated to the Committees of the Board, including, but not limited to, compensation, performance evaluations and internal control systems;

2.7	assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers as well as ensuring succession plans are in place at the senior management level;

2.8	together with the Board Chair, take steps to foster the Board’s understanding of its responsibilities and boundaries with management;

2.9	chair Board meetings when the Board Chair is absent or in circumstances where the Board Chair is conflicted;

2.10	act as a leader for the independent directors;

2.11

serve as an independent contact for directors, shareholders and other stakeholders on matters when the person making contact believes it to be inappropriate to discuss the matter initially with the Board Chair or in other situations where the Board Chair is not available;

2.12	communicate with the Board Chair and CEO so that he or she is aware of concerns of the independent directors, shareholders and other stakeholders;

Management Information Circular April 1, 2024	67	North American Construction Group Ltd.

2.13	be available to counsel the Board Chair on matters appropriate for review in advance of discussion with the full Board;

2.14	organize and present agendas for in camera independent director meetings based on input from directors and management;

2.15	preside over in camera independent director meetings and conduct the meetings in an efficient, effective and focused manner;

2.16	oversee the distribution of information to independent directors for purposes of in camera independent directors’ meetings in a manageable form, sufficiently in advance of the meeting;

2.17	brief the Board Chair on decisions reached or suggestions made at in camera independent director meetings;

2.18	perform other functions as may be reasonably requested by the Board.

Management Information Circular April 1, 2024	68	North American Construction Group Ltd.